Exhibit 99.2

NEW PACIFIC METALS CORP.

Suite 1750 – 1066 West Hastings Street

Vancouver, British Columbia, Canada V6E 3X1

NOTICE OF ANNUAL GENERAL MEETING AND

MANAGEMENT INFORMATION CIRCULAR

FOR THE 2026 ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD AT 10:00 A.M. ON NOVEMBER 27, 2026

Dated October 27, 2026

NEW PACIFIC METALS CORP.

Suite 1750 – 1066 West Hastings Street

Vancouver, British Columbia, Canada V6E 3X1

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the 2026 annual general meeting (the "Meeting") of the shareholders (the "Shareholders") of New Pacific Metals Corp. (the "Company") will be held at Oceanic Plaza, Suite 1750 - 1066 West Hastings Street, Vancouver, British Columbia, Canada V6E 3X1 in the Main Boardroom on Friday, November 27, 2026 at 10:00 a.m. (Pacific Time), and at any adjournment or postponement thereof, for the following purposes:

1.	to receive the audited financial statements of the Company for the fiscal year ended June 30, 2026, together with the report of the auditor thereon;

2.	to elect directors of the Company for the ensuing year;

3.	to re-appoint Deloitte LLP, Independent Registered Public Accounting Firm, as auditor of the Company for the ensuing year, and to authorize the directors to fix their remuneration;

4.	to consider and, if deemed appropriate, to pass with or without variation, an ordinary resolution reapproving the Company’s share-based compensation plan (the "Omnibus Plan"), and all unallocated Awards thereunder, as more particularly described in the accompanying management information circular; and

5.	to transact such other business as may properly be brought before the Meeting, or at any adjournment(s) thereof.

Particulars of the foregoing matters are set forth in the Management Information Circular (the "Circular") accompanying this notice. Only Shareholders of record on October 23, 2026 are entitled to receive notice of and vote at the Meeting.

Shareholders are entitled to vote at the Meeting either in person or by proxy. Shareholders who are unable to attend the Meeting are requested to read, complete, sign, date and return the enclosed form of proxy and deliver it to the Company's transfer agent, Computershare Investor Services Inc., in accordance with the instructions set out in the form of proxy and the Circular accompanying this notice.

DATED at the City of Vancouver, in the Province of British Columbia, this 27th day of October 2026.

BY ORDER OF THE BOARD OF DIRECTORS

"Jalen Yuan"
Jalen Yuan
Chief Executive Officer New Pacific Metals Corp.

TABLE OF CONTENTS

SOLICITATION OF PROXIES	4
PROXY INSTRUCTIONS	4
REVOCATION OF PROXIES	5
HOW TO VOTE	5
QUORUM	7
VOTING OF SHARES AND EXERCISE OF DISCRETION BY PROXIES	7
INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON	7
VOTING SHARES AND PRINCIPAL SHAREHOLDERS	7
FINANCIAL STATEMENTS	8
PARTICULARS OF MATTERS TO BE ACTED UPON	8
ELECTION OF DIRECTORS	8
APPOINTMENT OF AUDITOR	10
APPROVAL OF OMNIBUS PLAN	11
CORPORATE GOVERNANCE	13
AUDIT COMMITTEE	16
EXECUTIVE COMPENSATION	16
DIRECTOR COMPENSATION	24
EQUITY COMPENSATION PLAN	27
INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS	31
MANAGEMENT CONTRACTS	31
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	32
MATERIAL TRANSACTIONS	32
AUDITOR	32
OTHER BUSINESS	32
ADDITIONAL INFORMATION	33
BOARD APPROVAL	33

EXHIBIT "a" MANDATE of THE BOARD OF DIRECTORS
EXHIBIT "B" SHARE BASED COMPENSATION PLAN

NEW PACIFIC METALS CORP.
Suite 1750 – 1066 West Hastings Street
Vancouver, BC V6E 3X1

MANAGEMENT INFORMATION CIRCULAR

FOR THE 2026 ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD AT 10:00 A.M. PACIFIC TIME ON NOVEMBER 27, 2026

Information herein is given as at October 27, 2026, except as otherwise stated.

This management information circular (the "Circular") is furnished in connection with the solicitation of proxies by the management (the "Management") of New Pacific Metals Corp. (the "Company") for use at the annual general meeting (the "Meeting") of the holders (the "Shareholders") of Common shares (the "Common Shares") of the Company to be held at the time and place and for the purposes set forth in the accompanying notice of meeting (the "Notice of Meeting") and at any adjournments thereof.

Unless otherwise indicated herein, references to "$", "USD" or "U.S. dollars" are to United States dollars, and references to "CAD$" or "Canadian dollars" are to Canadian dollars.

SOLICITATION OF PROXIES

This solicitation is made on behalf of Management. Solicitation of proxies will be conducted by mail, and may be supplemented by telephone or other personal contact to be made without special compensation by directors, officers and employees of the Company or by the Company's registrar and transfer agent, Computershare Investor Services Inc. ("Computershare"). All costs of solicitation will be borne by the Company. This Circular does not constitute the solicitation of an offer to purchase, or the making of an offer to sell, any securities or the solicitation by proxy by any person in any jurisdiction in which such solicitation or offer is not authorized or in which the person making such solicitation or offer is not qualified to do so or to any person to whom it is unlawful to make such solicitation or offer.

Unless the context otherwise requires, references herein to New Pacific Metals Corp. means the Company and its subsidiaries. The principal executive office of the Company is located at Suite 1750 – 1066 West Hastings Street, Vancouver, British Columbia, Canada, V6E 3X1. The Company's telephone number is (604) 633-1368 and its website address is www.newpacificmetals.com. The information contained on the Company's website is not incorporated by reference into this Circular. The registered and records office of the Company is located at Suite 1750 – 1066 West Hastings Street, Vancouver, British Columbia V6E 3X1.

PROXY INSTRUCTIONS

Appointment of Proxyholders

The persons named in the accompanying form of proxy (the "Form of Proxy") are directors and officers of the Company. Each Shareholder has the right to appoint some other person, who need not be a Shareholder, to represent the Shareholder at the Meeting by striking out the names of the persons designated in the accompanying Form of Proxy and by inserting that other person's name in the blank space provided.

The instrument appointing a proxyholder must be signed in writing by the Shareholder, or such Shareholder's attorney duly authorized in writing. If signed by a duly authorized attorney, the Form of Proxy must be accompanied by the original power of attorney or a notarial certified copy thereof. If the Shareholder is a corporation, the instrument appointing a proxyholder must be in writing signed by an officer or attorney of the corporation duly authorized by resolutions of the directors of such corporation, which resolutions must accompany such instrument.

A proxy will only be valid if it is duly completed, signed, dated and received by Computershare in accordance with the instructions in the Form of Proxy, not less than 48 hours (excluding Saturdays, Sundays and statutory holidays) prior to the time set for the holding of the Meeting, (or any adjournment or postponement thereof) unless the Chair of the Meeting elects to exercise his discretion to accept proxies received subsequently.

Late proxies may be accepted or rejected by the Chair of the Meeting at his discretion and the Chair of the Meeting is under no obligation to accept or reject any particular late proxy. The Chair of the Meeting may waive or extend the proxy cut-off without notice.

REVOCATION OF PROXIES

A Shareholder may revoke a proxy by delivering an instrument in writing executed by the Shareholder or by the Shareholder's attorney authorized in writing, or where the Shareholder is a corporation, by a duly authorized officer or attorney of the corporation, either at the office of the Company at any time up to and including the last business day preceding the day of the Meeting, or with the consent of the Chair of the Meeting on the day of the Meeting or on the day of any adjournment thereof, before any vote in respect of which the proxy is to be used shall have been taken. A Shareholder may also revoke a proxy by depositing another properly executed instrument appointing a proxyholder bearing a later date with Computershare in the manner described above, or in any other manner permitted by law. A revocation of a proxy does not affect any matter on which a vote has been taken prior to revocation.

HOW TO VOTE

Only registered Shareholders (each a "Registered Shareholder") or their duly appointed proxyholders are permitted to vote at the Meeting. Shareholders who hold their Common Shares through their brokers, intermediaries, trustees or other persons ("Intermediaries"), or who otherwise do not hold their Common Shares in their own name ("Beneficial Shareholders") are not permitted to vote at the Meeting as only proxies from Registered Shareholders can be recognized and voted at the Meeting. You may vote as follows:

Registered Shareholders: If you are a Registered Shareholder, you may vote by attending the Meeting in person, or if you do not plan to attend the Meeting, by completing the proxy and delivering it according to the instructions contained in the Form of Proxy and this Circular.

Beneficial Shareholders: If you are a Beneficial Shareholder, you must vote by proxy by carefully following the instructions included in the proxy provided to you by your Intermediary. If you do not follow the special procedures described by your Intermediary, you will not be entitled to vote. See "Advice to Beneficial Holders of Common Shares" below for more information.

In accordance with the requirements of National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer ("NI 54-101") of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Circular and the Form of Proxy to the clearing agencies and Intermediaries for distribution to Beneficial Shareholders.

The Company encourages you to vote by proxy in advance of the Meeting. The Company may restrict access to the Meeting to Registered Shareholders or their duly appointed proxyholders. Those attending the Meeting in person will be required to comply with the then current direction and advice from federal, provincial and municipal levels of government concerning public gatherings.

Advice to Beneficial Holders of Common Shares

The information set forth in this section is of significant importance to many Shareholders, as a substantial number of Shareholders do not hold Common Shares in their own name. Beneficial Shareholders should note that only proxies deposited by Shareholders who appear on the records maintained by the Company's registrar and transfer agent as Registered Shareholders will be recognized and acted upon at the Meeting. If Common Shares are listed in an account statement provided to a Beneficial Shareholder by an Intermediary, then those Common Shares will, in all likelihood, not be registered in the Shareholder's name. Such Common Shares will more likely be registered under the name of the Intermediary or agent thereof. In Canada, the vast majority of such Common Shares are registered under the name of CDS & Co. (the registration name for CDS Clearing and Depository Services Inc., which acts as nominee for many Canadian brokerage firms). In the United States, the vast majority of such Common Shares are registered under the name of Cede & Co., the registration name for The Depository Trust Company, which acts as nominee for many United States brokerage firms. Common Shares held by Intermediaries on behalf of a Beneficial Shareholder can only be voted or withheld at the direction of the Beneficial Shareholder. Without specific instructions, Intermediaries are prohibited from voting Common Shares for the Beneficial Shareholders. Therefore, each Beneficial Shareholder should ensure that voting instructions are communicated to the appropriate person well in advance of the Meeting.

Existing regulatory policy requires Intermediaries to seek voting instructions from Beneficial Shareholders in advance of Shareholder meetings. The various Intermediaries have their own mailing procedures and provide their own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting. The form of instrument of proxy supplied to a Beneficial Shareholder by an Intermediary is substantially similar to the Form of Proxy provided directly to Registered Shareholders by the Company. However, its purpose is limited to instructing the Registered Shareholder (i.e., Intermediary) how to vote on behalf of the Beneficial Shareholder. The vast majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions Inc. ("Broadridge") in Canada. Broadridge typically prepares a machine-readable voting instruction form ("VIF"), mails those forms to Beneficial Shareholders and asks Beneficial Shareholders to return the VIFs to Broadridge, or otherwise communicate voting instructions to Broadridge (by way of the internet or telephone, for example). Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting. A Beneficial Shareholder who receives a VIF from Broadridge cannot use that form to vote Common Shares directly at the Meeting. The VIFs must be returned to Broadridge (or instructions respecting the voting of Common Shares must otherwise be communicated to Broadridge) well in advance of the Meeting in order to have the Common Shares voted. If you have any questions respecting the voting of Common Shares held through an Intermediary, please contact that Intermediary for assistance.

The Notice of Meeting, this Circular, the Form of Proxy and VIF, as applicable, are being provided to both Registered Shareholders and Beneficial Shareholders. Beneficial Shareholders fall into two categories - those who object to their identity being known to the issuers of securities which they own ("OBOs") and those who do not object to their identity being made known to the issuers of the securities which they own ("NOBOs"). Subject to the provisions of NI 54-101, issuers may request and obtain a list of their NOBOs from Intermediaries directly or via their transfer agent and may obtain and use the NOBO list for the distribution of proxy-related materials directly (not via Broadridge) to such NOBOs. If you are a Beneficial Shareholder and the Company or its agent has sent these materials directly to you, your name, address and information about your holdings of Common Shares have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding the Common Shares on your behalf.

The Company has distributed copies of the Notice of Meeting, Circular and VIF to Intermediaries for distribution to NOBOs. Unless you have waived your right to receive the Notice of Meeting, Circular and VIF, Intermediaries are required to deliver them to you as a NOBO and to seek your instructions on how to vote your Common Shares.

The Company's OBOs can expect to be contacted by Broadridge or their Intermediaries or their Intermediaries' agents as set out above. The Company does not intend to pay for Intermediaries to deliver the Notice of Meeting, Circular and VIF to OBOs and accordingly, if the OBO's Intermediary does not assume the costs of delivery of those documents, in the event that the OBO wishes to receive them, the OBO may not receive the documentation.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of its Intermediary, a Beneficial Shareholder may attend the Meeting as proxyholder for the Registered Shareholder and vote the Common Shares in that capacity. NI 54-101 allows a Beneficial Shareholder who is a NOBO to submit to the Company or an applicable Intermediary any document in writing that requests that the NOBO or a nominee of the NOBO be appointed as proxyholder. If such a request is received, the Company or an Intermediary, as applicable, must arrange, without expense to the NOBO, to appoint such NOBO or its nominee as a proxyholder and to deposit that proxy within the time specified in this Circular, provided that the Company or the Intermediary receives such written instructions from the NOBO at least one business day prior to the time by which proxies are to be submitted at the Meeting, with the result that such a written request must be received by 10:00 a.m. (Vancouver time) on the day which is at least three business days prior to the Meeting. A Beneficial Shareholder who wishes to attend the Meeting and to vote their Common Shares as proxyholder for the Registered Shareholder should enter their own name in the blank space on the VIF or such other document in writing that requests that the NOBO or a nominee of the NOBO be appointed as proxyholder and return the same to their Intermediary or agent thereof in accordance with the instructions provided by such Intermediary.

All references to Shareholders in the Notice of Meeting, this Circular and the accompanying Form of Proxy are to Registered Shareholders as set forth on the list of Registered Shareholders as maintained by Computershare, unless specifically stated otherwise.

QUORUM

The articles of the Company (the "Articles") provide that quorum for the transaction of business at any meeting of Shareholders is one Shareholder present at the Meeting in person or by proxy.

VOTING OF SHARES AND EXERCISE OF DISCRETION BY PROXIES

If you complete your proxy properly, then the nominee named in the accompanying Form of Proxy will vote or withhold from voting the Common Shares represented by the proxy in accordance with your instructions. If you do not specify a choice on any given matter to be voted upon, your Common Shares will be voted in favour of such matter. The proxy grants the nominee the discretion to vote on amendments or variations to matters identified in the Notice of the Meeting and with respect to other matters that may properly come before the Meeting.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as described in this Circular, no Person (as defined herein) has any material interest, direct or indirect, by way of beneficial ownership of Common Shares or otherwise, in matters to be acted upon at the Meeting other than the election of directors or the appointment of auditor. For the purpose of this paragraph, "Person" shall include each person: (a) who has been a director, senior officer or insider of the Company at any time since the commencement of the Company's last completed financial year; (b) who is a proposed nominee for election as a director of the Company; or (c) who is an associate or affiliate of a person included in subparagraphs (a) or (b).

VOTING SHARES AND PRINCIPAL SHAREHOLDERS

The Company is authorized to issue an unlimited number of Common Shares without par value, each Common Share carrying the right to one vote. As of the Record Date (as defined below), the Company had 185,807,061 issued and outstanding fully paid and non-assessable Common Shares. The Company has no other classes of voting securities.

The board of directors of the Company (the "Board") has fixed October 23, 2026 as the record date (the "Record Date") for the determination of Shareholders entitled to receive the Notice of Meeting and to vote at the Meeting. Any transferee who acquires Common Shares after the Record Date and who wishes to attend the Meeting and to vote the transferred Common Shares must demand, not later than 10 days before the Meeting, to be included in the list of Shareholders prepared for the Meeting. Registered Shareholders should contact Computershare, and non-Registered Shareholders should contact the Intermediary through whom they acquired the Common Shares.

On a show of hands, every individual who is present as a Registered Shareholder or as a representative of a Registered Shareholder will have one vote (no matter how many Common Shares such Registered Shareholder holds). On a poll, every Registered Shareholder present in person or represented by a proxy and every person who is a representative of a Registered Shareholder, will have one vote for each Common Share registered in the name of the Registered Shareholder on the list of Registered Shareholders, which is available for inspection during normal business hours at Computershare and at the Meeting. Registered Shareholders represented by proxyholders are not entitled to vote on a show of hands.

To the best of the knowledge of the directors and officers of the Company, as at the date of this Circular, there are no Persons or companies beneficially owning or exercising control or direction, directly or indirectly, Common Shares carrying 10% or more of the voting rights attached to all outstanding Common Shares, except as follows:

Name	Number of Common Shares	Percentage of Outstanding Common Shares
Silvercorp Metals Inc. ("Silvercorp")	51,426,988	27.68%
Pan American Silver Corp.	21,071,264	11.34%
Helikon Investments Limited	19,779,255	10.65%

FINANCIAL STATEMENTS

Financial information regarding the Company and its affairs is provided in the Company's audited consolidated financial statements and management discussion and analysis ("MD&A") for its fiscal year ended June 30, 2026. Shareholders may contact the Company at the address set out on the face page of this Circular to request free copies of the Company's audited consolidated financial statements and MD&A. Alternatively, they can be found under the Company's profile on the System for Electronic Document Analysis and Retrieval ("SEDAR+") at www.sedarplus.ca, on EDGAR at www.sec.gov and on the Company's website at www.newpacificmetals.com.

PARTICULARS OF MATTERS TO BE ACTED UPON

ELECTION OF DIRECTORS

Each director of the Company is elected annually and holds office until the next annual general meeting of the Shareholders, or until his or her successor is elected or appointed, unless that person's office is earlier vacated in accordance with the Articles or the provisions of the BCBCA.

Management has received written consent from each of Management's nominees for election as a director as to their willingness and ability to serve as a director. The Company has adopted a majority voting policy where any nominee proposed for election as a director is required to tender their resignation if the director receives more withheld votes than for votes (i.e., a majority of withheld votes) at any meeting where Shareholders vote on the uncontested election of directors. An uncontested election means the number of director nominees for election is the same as the number of directors to be elected to the Board. The Corporate Governance and Nominating Committee (as defined below) will then submit a recommendation regarding whether or not to accept the resignation to the Board. Within 90 days of receiving the final voting results, the Board will issue a press release either announcing the resignation of the director or explaining the reasons justifying its decision not to accept the resignation. A director who tenders a resignation pursuant to this policy will not participate in any meeting of the Board or the Corporate Governance and Nominating Committee at which the resignation is considered. No proposed director is being elected under any arrangement or understanding between the proposed director and any other person or company.

In the absence of contrary instructions, the Management proxy nominees named as proxyholders in the enclosed Form of Proxy will cast the votes represented by any proxy FOR the election of the nominees named below.

The following table sets out the names of the Management's nominees for election as directors, the municipality and province or state, and country in which each is ordinarily resident, all offices of the Company now held by each of them, each nominee's principal occupation, business or employment, the period of time for which each nominee has served as a director of the Company, and the number of Common Shares beneficially owned by each, directly or indirectly, or over which each nominee exercises control or direction as of the Record Date:

Name and Municipality of Residence (1)	Current Position and Office Held	Principal Occupations during the Last Five Years(1)	Date of Appointment as a Director(2)	Common Shares Beneficially Owned(1)
Dickson Hall (3)(4)(5) Vancouver, B.C. Canada	Director and Chair of the Board	Director of Arcland Resources Inc. and MEC Advisory Ltd. (sole manager of Can-China Global Resources Fund); Former Partner at Valuestone Advisors Ltd. (sole manager of Valuestone Global Resources Fund I) and former Director of Bunker Hill Mining Corp.	December 2, 2022	47,296

Maria Tang (3) Vancouver, B.C. Canada	Director	President, Chief Financial Officer and Director of HempNova LifeTech Corp.; Director of Minco Silver Corporation.	December 3, 2021	0

Martin Wafforn(5) Vancouver, B.C. Canada	Director	Director of GoldQuest Mining Corp. Former Senior Vice President, Technical Services and Process Optimization of Pan American Silver Corporation.	November 27, 2017	143,333

Myles Gao(4) Vancouver, B.C. Canada	Director	Chief Technical Officer of Zijin Mining International Operations; Former General Manager of Bisha Mining Share Company in East Africa; Director of Nevsun Resources (Eritrea) Ltd.	December 1, 2023	171,694

Paul Simpson(3)(4)(5) Vancouver, B.C. Canada	Director	Vancouver based corporate securities and mining lawyer with the firm Simpson Hartman; lead independent director of Silvercorp Metals Inc.	September 8, 2023	397,485

Jalen Yuan Vancouver, B.C. Canada	Director and Chief Executive Officer	Chief Executive Officer of the Company since October 23, 2025; Interim Chief Executive Officer of the Company from April 16 to October 22, 2025; former Chief Financial Officer of the Company from February 2015 to April 15, 2025; former Controller of Silvercorp Metals Inc. from September 2009 to August 2023.	October 23, 2025	512,250
Total:				1,272,058

Notes:

(1)	The information as to residence, principal occupation or employment and Common Shares beneficially owned, directly or indirectly, or controlled is in each instance based upon information furnished by the individual concerned.

(2)	If elected, the term of each person to be nominated for election as a director will expire on the date of the next annual general meeting of the Shareholders.

(3)	Denotes member of the audit committee of the Company (the "Audit Committee").

(4)	Denotes member of the compensation committee of the Company (the "Compensation Committee").

(5)	Denotes member of the corporate governance and nominating committee of the Company (the "Corporate Governance and Nominating Committee").

The Company confirms that no director, together with his or her associates or affiliates, owns or controls directly or indirectly 10% or more of the outstanding Common Shares.

CORPORATE CEASE TRADE ORDERS AND BANKRUPTCIES

No proposed director:

(a)	is, as at the date of this Circular, or has been, within 10 years before the date of this Circular, a director, chief executive officer or chief financial officer of any company (including the Company) that,

(i)	was subject to an order (as defined in Form 51-102F5 Information Circular) that was issued while the proposed director was acting in the capacity as a director, chief executive officer or chief financial officer; or

(ii)	was subject to an order (as defined in Form 51-102F5 Information Circular) that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer,

(b)	is, as at the date of this Circular, or has been within the 10 years before the date of this Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c)	has, within 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

PENALTIES OR SANCTIONS

No proposed director has been subject to:

(a)	any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

APPOINTMENT OF AUDITOR

It is proposed that Deloitte LLP, Independent Registered Public Accounting Firm ("Deloitte LLP"), of Vancouver, British Columbia be reappointed as the auditor of the Company to hold office until the next annual meeting of the Shareholders or until a successor is appointed, and that the directors be authorized to fix the auditor's remuneration.

The following table shows the fees earned by Deloitte LLP for services for the years ended June 30, 2026 and 2025.

	Year Ended June 30, 2026 (CAD)	Year Ended June 30, 2025 (CAD)
Audit Fees (1)	$338,000	$263,000
Audit-Related Fees (2)	-	-
Tax Fees (3)	-	-
All Other Fees (4)	-	-
Total	$338,000	$263,000

Notes:

(1)	“Audit Fees” include fees necessary to perform the annual audit and quarterly reviews of the Company’s consolidated financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.

(2)	“Audit-Related Fees” include services that are traditionally performed by the auditor. These audit-related services include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.

(3)	“Tax Fees” include fees for all tax services other than those included in “Audit Fees” and “Audit-Related Fees”. This category includes fees for tax compliance, tax planning and tax advice. Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.

(4)	“All Other Fees” include the aggregate fees billed for services provided by the principal accountant, other than the services reported in the above items.

At the Meeting, Shareholders will be asked to consider, and if thought advisable, pass an ordinary resolution appointing Deloitte LLP, Independent Registered Public Accounting Firm, of Vancouver, British Columbia, as auditor of the Company until the next annual general meeting of Shareholders, or until a successor is appointed, at a remuneration to be fixed by the Board.

The Board recommends a vote “FOR” the approval of the resolution appointing Deloitte LLP, Independent Registered Public Accounting Firm, as auditor of the Company at a remuneration to be fixed by the Board. In the absence of contrary instructions, the management proxy nominees named as proxyholders in the enclosed Proxy or Voting Instruction Form will cast the votes represented by any Proxy or Voting Instruction Form FOR the appointment of Deloitte LLP as auditor of the Company, at a remuneration to be fixed by the Board.

APPROVAL OF OMNIBUS PLAN

In accordance with the policies of the Toronto Stock Exchange (“TSX”), all unallocated options, rights or other entitlements under a securities-based compensation arrangement (which includes the Company’s share-based compensation plan (the “Omnibus Plan”)), which does not have a fixed maximum aggregate of securities issuable from treasury by the issuer under such an arrangement must be approved by a majority of the issuer’s directors and by the issuer’s securityholders every three years.

The Omnibus Plan requires such approvals as it is an “evergreen” plan, meaning that, instead of a fixed maximum, the number of Shares issuable under the Omnibus Plan is limited by reference to a percentage of the Shares outstanding from time to time. Specifically, the maximum aggregate number of Shares reserved for issuance under the Omnibus Plan, together with the number of Shares issuable under any other securitybased compensation arrangements of the Company, shall not in the aggregate exceed 10% of the issued and outstanding shares of the Company, from time to time. As a result, should the Company issue additional Shares in the future, the number of Shares issuable under the Omnibus Plan will increase accordingly.

The Omnibus Plan was last approved at the Company’s annual meeting of shareholders held on December 1, 2023, and as a result, the three-year term of effectiveness prescribed by the TSX will expire on December 1, 2026. The Company is therefore seeking Shareholder approval of the unallocated Awards under the Omnibus Plan at the Meeting.

The number of unallocated Awards under the Omnibus Plan at any given time is calculated by subtracting (i) the number of Shares issuable pursuant to Awards under the Omnibus Plan and pursuant to grants under all other securities-based compensation arrangements of the Company from (ii) the number calculated as 10% of the issued and outstanding Shares.

As of the Record Date, the Company had 185,807,061 Shares outstanding and 4,896,827 Shares issuable under existing Award grants (equal to approximately 2.64% of the outstanding Shares). Accordingly, there were unallocated Awards to acquire 13,683,879 Shares under the Omnibus Plan as of the Record Date (equal to approximately 7.36% of the outstanding Shares).

At the Meeting, Shareholders will be asked to vote for or against the following resolution:

“WHEREAS:

A.	the Board of Directors (the “Board”) of New Pacific Metals Corp. (the “Company”) adopted the amended and restated share based compensation plan of the Company (the “Omnibus Plan”) on August 25, 2020, the shareholders of the Company approved the Omnibus Plan, by a majority of votes, on September 30, 2020, the Board re-approved the Omnibus Plan on October 24, 2023 and the shareholders of the Company re-approved the Omnibus Plan, by a majority of votes, on December 1, 2023;

B.	the Board re-approved the Omnibus Plan on October 27, 2026;

C.	the maximum number of common shares of the Company (“Common Shares”) available for issuance under the Omnibus Plan shall not exceed 10% of the issued and outstanding Common Shares from time to time, less the number of Common Shares reserved for issuance under all other security based compensation arrangements of the Company; and

D.	the rules of Toronto Stock Exchange provide that all unallocated options, rights or other entitlements under a security based compensation arrangements that does not have a fixed number of maximum securities issuable, be approved every three years.

NOW THEREFORE BE IT RESOLVED as an ordinary resolution of the shareholders of the Company, that:

1.	the Omnibus Plan, as disclosed in the management information circular of the Company dated October 27, 2026 (the “Information Circular”), is hereby re-approved;

2.	all unallocated Awards under the Omnibus Plan are hereby approved, ratified and confirmed;

3.	the Company is hereby authorized to continue to reserve for issuance under the Omnibus Plan at any time a maximum of 10% of the outstanding Common Shares for issuance from time to time pursuant to the exercise or settlement of Awards thereunder;

4.	the Company is hereby authorized to continue granting Awards under the Omnibus Plan until November 27, 2029, which is the date that is three years from the date hereof; and

5.	any one director or officer of the Company be and is hereby authorized and directed to do such things and to execute and deliver all such instruments, deeds and documents, and any amendments thereto, as may be necessary or advisable in order to give effect to the foregoing resolutions.”

In order to be effective, the resolution approving the Omnibus Plan must be approved by a majority of the votes cast at the Meeting.

If the Shareholders at the Meeting do not pass the resolution approving the Omnibus Plan, the Awards previously granted before December 1, 2026 will be valid; however, after December 1, 2026, the Company will not be permitted to grant further Awards without Shareholder approval. In that case, any Awards previously granted under the Omnibus Plan that are subsequently cancelled prior to exercise or settlement will not be available for re-allocation under the Omnibus Plan unless Shareholder approval is obtained.

The Board has determined that the Omnibus Plan is in the best interests of the Company and its shareholders, and recommends that Shareholders vote IN FAVOUR OF the foregoing resolutions approving the Omnibus Plan and the unallocated Awards thereunder. In the absence of contrary instructions, the management proxy nominees named as proxyholders in the enclosed Proxy or Voting Instruction Form will cast the votes represented by any Proxy or Voting Instruction Form FOR the foregoing resolutions approving the Omnibus Plan and the unallocated Awards thereunder.

Please see “Equity Compensation Plan” for a description of the Omnibus Plan. The Omnibus Plan can be obtained under the Company’s SEDAR+ profile at www.sedarplus.ca, and a copy of the Omnibus Plan is provided in this information circular attached hereto as Exhibit “B” – Omnibus Plan. The Company will, upon request at Suite 1750 – 1066 West Hastings Street, Vancouver, British Columbia, V6E 3X1, Attention: Corporate Secretary, provide a copy of the Omnibus Plan free of charge to any Shareholder.

The Company has obtained conditional acceptance of the unallocated entitlements under the Omnibus Plan from the TSX.

CORPORATE GOVERNANCE

The Company's corporate governance practices have been and continue to be in compliance with applicable Canadian requirements. The Company continues to monitor developments in Canada with a view to further revising its governance policies and practices, as appropriate.

The following is a description of the Company's corporate governance practices which has been prepared by the Corporate Governance and Nominating Committee and has been approved by the Board.

Board of Directors

In compliance with the requirements of the BCBCA, the directors are elected by the Shareholders to manage or supervise the management of the business and affairs of the Company. In exercising their powers and discharging their duties, the directors are required to act honestly and in good faith with a view to the best interests of the Company, and to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

The Board is responsible for approving long-term strategic plans and annual operating budgets recommended by Management. Board consideration and approval is also required for material contracts and business transactions, and all debt and equity financing transactions. Any responsibility which is not delegated to Management or to the committees of the Board (the "Committees") remains with the Board. The Board meets and engages in discussions on a regular basis, as required by the state of the Company's affairs, and also from time to time as deemed necessary to enable it to fulfill its responsibilities.

The Board believes that good corporate governance is important to the effective performance of the Company and plays a significant role in protecting Shareholders' interests and maximizing value for the Shareholders. The Company has reviewed its own corporate governance practices in light of National Instrument 58-101 Disclosure of Corporate Governance Practices and National Policy 58-201 Corporate Governance Guidelines ("NP 58-201"). The Board has adopted a written mandate for the Board which is attached hereto as Exhibit "A" and is posted on the Company's website at www.newpacificmetals.com. The Board is committed to sound corporate governance practices in the interest of its Shareholders and to effective and efficient decision making. The Company will continue to review and implement corporate governance guidelines as the business of the Company progresses.

Composition of the Board

NP 58-201 recommends that the board of directors of a reporting issuer be composed of a majority of independent directors. During the most recently completed financial year, the Company had a majority of independent directors. The following director nominees: Dickson Hall, Martin Wafforn, Maria Tang, Paul Simpson and Myles Gao are "independent" within the meaning of National Instrument 52-110 Audit Committees ("NI 52-110"). If elected, the proposed director nominee Jalen Yuan will not be considered independent as he is the CEO of the Company. The Company has taken steps to ensure that adequate structures and processes are in place to permit the Board to function independently of Management. The size of the Company is such that all the Company's operations are conducted by a relatively small Management team which is also represented on the Board. Any director may submit items for inclusion in the agenda of matters to be discussed at a meeting of the Board. The Board considers that Management is effectively supervised by the independent directors on an informal basis, as the independent directors are actively and regularly involved in reviewing the operations of the Company and have regular and full access to Management.

Directorships

The Board nominees are directors of other reporting issuers as follows:

-	Maria Tang is a director of Minco Silver Corporation and HempNova LifeTech Corp.

-	Dickson Hall is a director of Arcland Resources Inc. and MEC Advisory Ltd.

-	Paul Simpson is a director of Silvercorp Metals Inc.

-	Martin Wafforn is a director of GoldQuest Mining Corp.

The Board holds four regularly scheduled quarterly meetings throughout the year. Meetings are also conducted on an as-required basis to deal with matters as business developments warrant. The following table summarizes directors' attendance at all Board and Committee meetings since the beginning of the Company's most recently completed fiscal year ended June 30, 2026:

Director	Board Meeting(1)	Audit Committee Meetings(2)	Compensation Committee Meeting	Corporate Governance and Nominating Committee Meetings
Dickson Hall (1,2)	5 of 5	4 of 4	2 of 2	1 of 1
Martin Wafforn (1)	5 of 5	-	-	1 of 1
Maria Tang (1,2)	5 of 5	4 of 4	2 of 2	-
Dr. Peter Megaw (1,3)	1 of 3	-	-	-
Paul Simpson (1,2)	5 of 5	4 of 4	-	1 of 1
Myles Gao (1)	5 of 5	-	2 of 2	-
Jalen Yuan	3 of 3	-	-	-

Notes:

(1)	In-camera sessions that the independent directors meet without the non-independent directors and management were held at all Board meetings.

(2)	In-camera sessions that the Audit Committee members meet with the auditors without management presence were held at all Audit Committee meetings.

(3)	Dr. Peter Megaw ceased being a director on November 28, 2025.

The Board has developed written position descriptions for the Chair of the Board, the CEO, and the chairs of each Committee.

Orientation and Education

Upon joining the Company, the Company provides new directors with an orientation program regarding the role of the Board, its Committees and its directors and the nature and operation of the Company's business that includes providing to new directors’ copies of relevant financial documentation, information regarding its properties, as well as opportunities for meetings with Management. Board members are encouraged to communicate with the Management and auditor, to keep themselves current with industry trends and development, and to attend related industry seminars. Board members have full access to the Company's records. The Company recognizes the importance of ongoing director education. To facilitate ongoing education of the Company’s directors, the Company supports training or education in areas relating to their role as a director of the Company and encourages presentations by outside experts to the Board or committees on matters of importance or emerging significance.

Ethical Business Conduct

The Board has adopted a written code of business conduct and ethics (the "Code"). A copy of the Code may be obtained by contacting the Company at the address on the cover of this Circular. Alternatively, a copy of the Code can be found under the Company's profile on SEDAR+ at www.sedarplus.ca, with the SEC on EDGAR at www.sec.gov/edgar and on the Company's website at www.newpacificmetals.com. The Board reviews compliance with the Code on an annual basis and is responsible for granting any waivers from the Code. The Company will promptly disclose any material waivers from the requirements of the Code granted to our directors or executive officers following the waiver. There have been no waivers to the Code since it was adopted.

When proposed transactions or agreements in which directors or officers may have an interest, material or not, are presented to the Board, the directors are required to disclose any such interest and the persons who have such an interest are excluded from all discussion on the matter and are not permitted to vote on the proposal. All such interests in transactions or agreements involving senior Management are dealt with by the Board, regardless of apparent immateriality.

Compensation Committee

The Compensation Committee is responsible for determining and approving compensation for directors and senior officers. Please see "Compensation Discussion and Analysis" for a description of the policies and practices adopted by the Board to determine such compensation. Fees payable to senior officers and directors have been determined using a number of factors, such as the nature and extent of the contributions by individual directors, and by direct comparison with other companies of similar size, complexity and risk profile. During the fiscal year ended June 30, 2026, the Compensation Committee was comprised of the following directors, all of whom are independent: Dickson Hall (Chair), Paul Simpson and Myles Gao. All Compensation Committee members have direct experience that is relevant to their responsibilities in executive compensation. All Compensation Committee members have advised on compensation matters for several public companies and within the resource sector, enabling the Compensation Committee to make decisions on the suitability of the Company's compensation policies and practices. The Board has adopted a charter for the Compensation Committee which sets out the responsibilities, powers and operations of such committee.

Corporate Governance and Nominating Committee

The Corporate Governance and Nominating Committee is responsible for assisting the Board in establishing and maintaining a sound system of corporate governance through a process of continuing assessment and enhancement. The Corporate Governance and Nominating Committee works to ensure that the Board functions independently of Management, that Management is clearly accountable to the Board, and that procedures are in place to monitor the effectiveness of the performance of the Board, the Committees and individual directors. The process by which the Board identifies new candidates is by keeping itself informed of potential candidates in the industry. Any Board member may suggest a director nominee. The Corporate Governance and Nominating Committee will formally review and consider the background, expertise, qualifications and skill sets, to the needs of the Company and recommend nomination of the potential candidates to the Board.

During the fiscal year ended June 30, 2026, the Corporate Governance and Nominating Committee was comprised of the following independent directors: Paul Simpson (Chair), Martin Wafforn and Dickson Hall. The Board has adopted a charter for the Corporate Governance and Nominating Committee which sets out the responsibilities, powers and operations of such committee.

Assessments

The Board and its committees, namely, the Corporate Governance and Nominating Committee, the Compensation Committee, and the Audit Committee, monitor the adequacy of information given to directors, communications between the Board and management and the strategic direction and processes of the Board and its committees. The Corporate Governance and Nominating Committee annually, and at such other times as it deems fit, assesses the individual Board members and/or committees and reviews the corporate and Committee charters and conducts reviews of applicable corporate policies.

AUDIT COMMITTEE

The Audit Committee assists the Board in overseeing the integrity of the Company's financial statements; the Company's compliance with legal and regulatory requirements; the qualifications and independence of the Company's independent auditor; and the performance of the independent auditor.

The Audit Committee currently consists of Maria Tang (Chair), Dickson Hall, and Paul Simpson. The directors of the Company have determined that all members of the Audit Committee are “independent” and “financially literate” for the purposes of applicable laws and the rules of the TSX and NYSE American. The directors of the Company have also determined that Maria Tang is an “Audit Committee Financial Expert” for the purposes of applicable laws and the rules of the TSX and NYSE American. The designation of a member of the Audit Committee as an “Audit Committee Financial Expert” does not make the member an “expert” for any purpose, impose any duties, obligations or liability on the member that are greater than those imposed on members of the Board who do not carry this designation or affect the duties, obligations or liability of any other member of the Audit Committee.

The Audit Committee operates under the guidelines of the charter of the Audit Committee. The Audit Committee, among other things, reviews the annual financial statements of the Company for recommendation to the Board, reviews and approves the quarterly financial statements, oversees the annual audit process, the Company’s internal accounting controls and the resolution of issues identified by the Company’s auditors, and recommends to the Board the firm of independent auditors to be nominated for appointment by the shareholders at the next annual general meeting. In addition, the Audit Committee meets annually with the Company’s auditors both with and without the presence of any members of the Company’s management. A description of responsibilities, powers and operation of the Audit Committee is included in the Company's annual information form ("AIF") dated September 23, 2026 under the heading "Audit Committee", and a copy of the Audit Committee Charter is attached to the AIF. The AIF is available under the Company's profile on SEDAR+ at www.sedarplus.ca, on EDGAR at www.sec.gov/edgar and on the Company's website on www.newpacificmetals.com and upon request, the Company will promptly provide a copy of the AIF to any Shareholder.

EXECUTIVE COMPENSATION

Executive Compensation

Set out below are particulars of compensation paid to the following persons (the "Named Executive Officers" or "NEOs"): (a) the Company's Chief Executive Officer (the “CEO”); (b) the Company's Chief Financial Officer (the "CFO"); (c) each of the Company's three most highly compensated executive officers, or three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000 for that financial year; and (d) any additional individuals for whom disclosure would have been provided under (c) except that the individual was not serving as an executive officer of the company, nor acting in a similar capacity, at the end of the most recently completed financial year.

Compensation Discussion and Analysis

The Company's executive compensation program is overseen by the Compensation Committee. See "Compensation Committee" for a description of the composition of the Compensation Committee. The objective of the Compensation Committee is to assist in attracting, retaining and motivating executives and key personnel in support of the Company’s goals. The Compensation Committee is responsible for making recommendations to the Board with respect to the compensation of executive officers of the Company as well as with respect to the Omnibus Plan. The Compensation Committee also assumes responsibility for reviewing and monitoring the long-term compensation strategy for senior Management.

The Compensation Committee attempts to ensure that the compensation packages for executive officers and the overall equity participation plan are in line with publicly listed mining and mineral exploration companies of a comparable size. The Compensation Committee compares the NEOs’ compensation to comparable publicly traded mining companies of similar size in North America, as determined by market capitalization and complexity relative to the Company. Comparable companies include Bear Creek Mining Corporation, Avino Silver & Gold Mines Ltd., Abra Silver Resource Corp., Amerigo Resources Ltd., Andean Precious Metals Corp., and GoGold Resources Inc. (the "Compensation Peer Group"). The Compensation Peer Group consists primarily of silver, gold or other precious metal producers with activity in at least one Latin American jurisdiction, as these characteristics are relevant to the Company's operations. The Compensation Committee does not rely on any formula or objective criteria and analysis to determine an exact amount of compensation to pay. Compensation decisions are made through discussion by the Compensation Committee, with input from the CEO, with the final recommendations of the Compensation Committee being submitted to the Board for further discussion and final approval.

The following is a summary of the significant elements of compensation awarded to, earned by, paid to, or payable to NEOs for the most recently completed financial year:

Base Compensation

In the Compensation Committee's view, paying base compensation that is competitive in the market in which the Company operates is a first step to attracting and retaining talented, qualified and effective executives. The Compensation Committee makes assessments by: (a) comparing salaries with that of other similar sized Canadian mining companies, including the Compensation Peer Group; (b) taking into account the potential amount and terms of share-based awards and performance bonuses, if any; and (c) taking into consideration of internal relativity, individual performance, and difficulty in finding a suitable replacement for the position.

Short Term Incentive Plan

The Company does not maintain any short-term incentive plans for its NEOs but does award performance bonuses from time to time, as discussed below.

Share-based Awards

The Company believes that encouraging its executive officers and employees to become Shareholders is one of the best ways of aligning their interests with those of its Shareholders. Equity participation is accomplished through the Omnibus Plan. The Compensation Committee oversees the administration of the Omnibus Plan. The Omnibus Plan is designed to give eligible directors, officers, employees and consultants of the Company, or its subsidiaries, an interest in preserving and maximizing shareholder value in the longer term, to enable the Company to attract and retain individuals with experience and ability, and to provide a sense of company ownership to the individual. The Compensation Committee considers share-based awards, including grants of Options and RSUs when reviewing executive officer compensation packages as a whole.

The distribution of share-based awards, including Options and RSUs (each as defined below), is recommended by the Compensation Committee. The number of Options and RSUs recommended for each individual is based upon seniority, responsibilities of the job position, and the performance of the Company. The Compensation Committee’s recommendation to the Board includes the number of Options and RSUs to be granted to the independent directors.

The NEOs are granted Options and/or RSUs commensurate with those offered by other companies in our industry, with consideration also given to internal relativity and individual performance. Options and/or RSUs are granted to executive officers taking into account a number of factors, including the amount and terms of Options and/or RSUs previously granted, base compensation, performance bonuses, if any, and competitive factors.

During the fiscal year ended June 30, 2026, the Board granted eligible participants 745,000 RSUs representing 0.40% of the outstanding Common Shares and 400,000 options were granted, representing 0.22% of the outstanding Common Shares.

Performance Bonuses

The NEOs are paid performance bonuses commensurate with those offered by other companies in our industry, with consideration also given to Company performance, individual performance, share-based awards and base compensation and internal relativity. Considerations for NEOs performance bonus awards paid out during the fiscal year 2026 were based primarily on two aspects: (1) NEOs’ personal performance; and (2) Company performance, including but not limited to, progress on community agreements, permitting and government approvals, as well as various advanced studies for the Silver Sand and Carangas Projects, share price performance, corporate budget control and key talent retention. The consideration and payment of any performance bonus is at the sole discretion of the Board.

Risk Considerations

The Compensation Committee considered the implications of the risks associated with the Company's compensation policies and practices and concluded that, given the nature of the Company's business and the role of the Compensation Committee in overseeing the Company's executive compensation practices and the risks associated with the same, the compensation policies and practices do not serve to encourage any NEO or individual at a principal business unit or division to take inappropriate or excessive risks, and no risks were identified arising from the Company's compensation policies and practices that are reasonably likely to have a material adverse effect on the Company.

The Board also has the ability to set out vesting periods in respect of the share-based awards granted. As the benefits of such compensation, if any, are not realized by officers and directors until a period of time has passed, the ability of officers to take inappropriate or excessive risks that are beneficial to their compensation at the expense of the Company and the Shareholders is thereby limited. Furthermore, all elements of executive compensation are discretionary. As a result, it is unlikely an officer would take inappropriate or excessive risks at the expense of the Company or the Shareholders that would be beneficial to their short-term compensation when their long-term compensation might be put at risk from their actions. Risks, if any, may be identified and mitigated through regular Board meetings during which financial and other information of the Company is reviewed. No risks have been identified arising from the Company’s compensation policies and practices that are reasonably likely to have a material adverse effect on the Company.

No NEOs or directors are permitted to purchase financial instruments including prepaid variable forward contracts, equity swaps, collars, units of exchange funds or like instruments, that are designed to hedge or offset a decrease in market value of equity securities of the Company granted as compensation or held, directly or indirectly, by NEOs or directors as compensation.

No new actions, decisions or policies were made after the end of the most recently completed financial year that could affect a reasonable person's understanding of an NEO's compensation for the fiscal year ended June 30, 2026.

Performance Graph

The following chart compares the total cumulative Shareholder return for CDN$100 invested in Common Shares on June 30, 2021, with the cumulative total return of the S&P/TSX Composite Index for the period from June 30, 2021 to June 30, 2026. The Common Share performance as set out in the graph does not necessarily indicate future price performance. The Company has never paid dividends to its Shareholders. The Company does take into account overall share price performance in determining executive compensation amounts; however, share price performance is just one of the many factors, as discussed above, that the Company takes into consideration. There is not a direct correlation between the Company's share price performance and the amount of compensation paid to NEOs. The trend in overall compensation paid to the Company’s NEOs over the period has not specifically tracked the performance of the market price of the Company’s common shares, or the S&P/TSX Composite Index.

Cumulative Total Return

Date	2021	2022	2023	2024	2025	2026
NUAG(1)	100.00	61.58	48.15	34.56	30.87	96.14
S&P/TSX Composite Index	100.00	93.53	99.95	108.48	133.18	172.85
NUAG Closing Price (CAD$)	5.96	3.67	2.87	2.06	1.84	5.73
S&P/TSX Composite Index	20,165.60	18,861.36	20,155.29	21,875.80	26,857.10	34,857.00

Note:

(1)	From February 16, 2012 to June 30, 2016, the Common Shares traded on the Toronto Stock Exchange ("TSX") and thereafter on the TSX Venture Exchange under the symbol "NUX". On August 11, 2020, the Common Shares commenced trading on the TSX under the same ticker symbol "NUAG". On May 20, 2021, the Common Shares commenced trading on the NYSE American under the ticker symbol "NEWP".

Compensation Governance

See "Compensation Committee" for a description of the role and composition of the Compensation Committee and “Compensation Discussion and Analysis” for a description of the policies and practices adopted by the Board to determine such compensation.

Summary Compensation Table

Set out below is a summary of compensation paid or accrued to the Named Executive Officers and the three other most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, during the most recently completed financial year, for the financial years ended June 30, 2024, 2025 and 2026.

Name and Principal Position	Fiscal Year Ended June 30	Salary (CAD$)	Share-Based Awards (CAD$)(8)	Option-Based Awards (CAD$)(9)	Non-Equity Incentive Plan Compensation (CAD$)(6)		Pension Value (CAD$)	All Other Compensation (CAD$)(7)	Total Compensation (CAD$)
					Annual Incentive Plans	Long Term Incentive Plans
Jalen Yuan (1) Director and CEO	2026	350,000	471,670	117,621	196,000	Nil	Nil	Nil	1,135,291
	2025	204,196	146,940	125,765	17,000	Nil	Nil	Nil	493,901
	2024	194,240	142,800	126,456	44,800	Nil	Nil	Nil	508,296
Chester Xie (2) CFO	2026	67,475	116,750	29,940	38,000	Nil	Nil	Nil	252,165
	2025	46,834	47,400	21,560	Nil	Nil	Nil	Nil	115,794
	2024	71,025	31,500	14,936	Nil	Nil	Nil	Nil	117,461
Alex Zhang (3) VP, Exploration	2026	83,700	396,950	98,374	102,000	Nil	Nil	6,611	687,635
	2025	57,300	80,580	68,272	8,000	Nil	Nil	5,664	219,816
	2024	310,621	142,800	126,456	59,000	Nil	Nil	7,210	646,087
Hianny Romero (4) VP, Bolivia Operations	2026	213,347	191,470	47,048	72,303	Nil	Nil	Nil	524,168
	2025	190,015	79,000	66,835	16,944	Nil	Nil	Nil	352,794
	2024	154,496	71,400	30,867	13,737	Nil	Nil	Nil	270,500
Jonathan Hoyles (5) General Counsel and Corporate Secretary	2026	55,450	205,480	51,325	13,000	Nil	Nil	Nil	325,255
	2025	34,827	39,500	17,966	Nil	Nil	Nil	Nil	92,294
	2024	36,833	31,500	14,936	Nil	Nil	Nil	Nil	83,269
Total	2026	769,972	1,382,320	344,308	421,303	Nil	Nil	6,611	2,924,514
	2025	533,172	393,420	300,399	41,944	Nil	Nil	5,664	1,274,599
	2024	767,215	420,000	313,651	117,537	Nil	Nil	7,210	1,625,613

Notes:

(1)	Jalen Yuan was appointed as a Director and the CEO on October 23, 2025. He served as interim CEO from April 16 to October 22, 2025. Prior to that, Mr. Yuan served as CFO for the Company since February 17, 2015. No compensation was paid to Mr. Yuan for his services as a director of the Company.

(2)	Chester Xie was appointed as CFO on October 23, 2025. He served as interim CFO from April 16 to October 22, 2025. Prior to that, Mr. Xie served as Financial Controller for the Company since January 3, 2023.

(3)	Alex Zhang was appointed as Vice President, Exploration on June 16, 2016.

(4)	Hianny Romero was appointed as Vice President, Bolivia Operations on November 28, 2025.

(5)	Jonathan Hoyles was appointed as General Counsel of the Company in July 2023 and Corporate Secretary in October 2023.

(6)	All non-equity incentives were fully paid during the respective years.

(7)	Other compensation consists of health insurance.

(8)	On January 16, 2024, February 12, 2025, and February 18, 2026, the Company awarded RSUs that vest over a three-year period at a value of CAD$2.10, CAD$1.58, and CAD$4.67 per unit, respectively. The fair value of RSUs is determined by the grant date closing price of the Common Share on TSX.

(9)	The Company has adopted IFRS 2 – Share-based Payments to account for the issuance of Options to employees and non-employees. The fair value of Options is estimated at the grant date using the industry standard Black-Scholes Option Pricing Model which requires the input of a number of assumptions. Although the assumptions used reflect Management's best estimates, they involve inherent uncertainties based on market conditions generally outside of the control of the Company. The following summarizes the key assumptions used to calculate the fair value of each set of Options granted.

Name	Fiscal Year of Options Granted	Grant Date	Options Granted	Exercise price (CAD$)	Expiry Date	Weighted average expected life (years)	Weighted average risk free rates	Weighted average volatilities	Weighted average fair value per Option (CAD$)
Jalen Yuan Director and CEO	2026	18-Feb-26	55,000	4.67	18-Feb-31	2.75	2.43%	71.49%	2.14
	2025	12-Feb-25	175,000	1.58	12-Feb-30	2.75	2.76%	70.35%	0.72
	2024	16-Jan-24	127,000	2.10	16-Jan-29	2.75	3.71%	72.69%	1.00
Chester Xie CFO	2026	18-Feb-26	14,000	4.67	18-Feb-31	2.75	2.43%	71.49%	2.14
	2025	12-Feb-25	30,000	1.58	12-Feb-30	2.75	2.76%	70.35%	0.72
	2024	16-Jan-24	15,000	2.10	16-Jan-29	2.75	3.71%	72.69%	1.00
Alex Zhang VP, Exploration	2026	18-Feb-26	46,000	4.67	18-Feb-31	2.75	2.43%	71.49%	2.14
	2025	12-Feb-25	95,000	1.58	12-Feb-30	2.75	2.76%	70.35%	0.72
	2024	16-Jan-24	127,000	2.10	16-Jan-29	2.75	3.71%	72.69%	1.00
Hianny Romero VP, Bolivia Operations	2026	18-Feb-26	22,000	4.67	18-Feb-31	2.75	2.43%	71.49%	2.14
	2025	12-Feb-25	93,000	1.58	12-Feb-30	2.75	2.76%	70.35%	0.72
	2024	16-Jan-24	31,000	2.10	16-Jan-29	2.75	3.71%	72.69%	1.00
Jonathan Hoyles General Counsel and Corporate Secretary	2026	18-Feb-26	24,000	4.67	18-Feb-31	2.75	2.43%	71.49%	2.14
	2025	12-Feb-25	25,000	1.58	12-Feb-30	2.75	2.76%	70.35%	0.72
	2024	16-Jan-24	15,000	2.10	16-Jan-29	2.75	3.71%	72.69%	1.00

Pension Plan Benefits

The Company does not provide any pension plan benefits.

Outstanding Share-based Awards and Option-based Awards

The following table summarizes awards outstanding at fiscal year ended June 30, 2026, for each NEO:

	Option-Based Awards				Share-Based Awards
Name	Number of Common Shares Underlying Unexercised Options	Option Exercise Price (CAD$)	Option Expiration Date	Value of Unexercised In-The-Money Options (1) (CAD$)	Number of Common Shares or Units of Common Shares that have not Vested (#)	Market or Payout Value of Share-Based Awards that have not Vested(2) (CAD$)	Market or Payout Value of Vested Share-Based Awards not Paid Out or Distributed (2) (CAD$)
Jalen Yuan Director and CEO	50,000	3.33	04-Feb-2027	120,000	Nil	Nil	Nil
	50,000	4.00	06-Jun-2027	86,500	Nil	Nil	Nil
	50,000	3.42	19-Jan-2028	115,500	Nil	Nil	Nil
	127,000	2.10	16-Jan-2029	461,010	22,667	129,882	Nil
	175,000	1.58	12-Feb-2030	726,250	62,000	355,260	Nil
	55,000	4.67	18-Feb-2031	58,300	101,000	578,730	Nil
Chester Xie CFO	15,000	2.10	16-Jan-2029	54,450	5,000	28,650	Nil
	30,000	1.58	12-Feb-2030	124,500	20,000	114,600	Nil
	14,000	4.67	18-Feb-2031	14,840	25,000	143,250	Nil
Alex Zhang VP, Exploration	250,000	4.00	06-Jun-2027	432,500	Nil	Nil	Nil
	120,000	3.42	19-Jan-2028	277,200	Nil	Nil	Nil
	127,000	2.10	16-Jan-2029	461,010	22,667	129,882	24,533
	95,000	1.58	12-Feb-2030	394,250	34,000	194,820	20,855
	46,000	4.67	18-Feb-2031	48,760	85,000	487,050	Nil
Hianny Romero VP, Bolivia Operations	20,000	3.67	24-Jan-2028	41,200	Nil	Nil	Nil
	15,500	2.10	16-Jan-2029	56,265	11,333	64,938	Nil
	77,500	1.58	12-Feb-2030	321,625	33,333	190,998	Nil
	22,000	4.67	18-Feb-2031	23,320	41,000	234,930	Nil
Jonathan Holyes General Counsel and Corporate Secretary	15,000	2.10	16-Jan-2029	54,450	5,000	28,650	Nil
	25,000	1.58	12-Feb-2030	103,750	16,667	95,502	Nil
	24,000	4.67	18-Feb-2031	25,440	44,000	252,120	Nil

Notes:

(1)	The value of the unexercised in-the-money Options is based on the closing price of the Common Shares on the TSX of CAD$5.73 per Common Share as at June 30, 2026 net of the exercise price of the Options.

(2)	The value of the unvested or undistributed shares is based on the closing price of the Common Shares on the TSX of CAD$5.73 per Common Share as at June 30, 2026.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table discloses the value of option-based grants and share-based awards to the NEOs that have vested during the fiscal year ended June 30, 2026 and provides the aggregate dollar value that would have been realized if these Options had been exercised on the vesting date by determining the difference between the market price of the underlying securities and the exercise price of the Options on the vesting date. The table also includes the number of share-based awards granted, and provides the aggregate market value of the shares on the vesting date.

Name	Option-based awards – Value vested during the year (CAD$) (1)	Share-based awards – Value vested during the year (CAD$) (2)	Non-equity incentive plan compensation – Value earned during the year (CAD$)
Jalen Yuan Director and CEO	197,737	231,491	196,000
Chester Xie CFO	27,400	53,650	38,000
Alex Zhang VP, Exploration	169,225	246,477	102,000
Hianny Romero VP, Bolivia Operations	83,845	128,881	72,303
Jonathan Hoyles General Counsel and Corporate Secretary	24,223	47,848	13,000

Note:

(1)	This amount is calculated based on the dollar value that would have been realized by determining the difference between the closing market price of the Common Shares and the exercise price of the Options on the vesting date.

(2)	This amount reflects the aggregate market value of shares on their respective vesting dates during the financial year, calculated using the closing trading price of the Company’s common shares on the TSX on such dates.

Option Repricing

There are no Options held by the NEOs that have been repriced.

Termination and Change of Control Benefits

Other than as disclosed herein, the Company does not have any contract, agreement, plan or arrangement that provides for payments to an NEO at, following or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, a change in control of the Company or a change in an NEO's responsibilities. There are no deferred compensation plans.

The change of control agreements deem a “Change of Control” to occur, inter alia, if: (i) a merger, amalgamation, arrangement, consolidation, reorganization or transfer takes place in which equity securities of the Company possessing more than 50% of the total combined voting power of the Company’s outstanding equity securities are acquired by a person or persons different from the persons holding those equity securities immediately prior to such transaction, and the composition of the Board following such transaction is such that the directors of the Company prior to the transaction constitute less than 50% of the Board membership following the transaction, except that no Change of Control will be deemed to occur if such merger, amalgamation, arrangement, consolidation, reorganization or transfer is with any subsidiary or subsidiaries of the Company; (ii) the purchase or acquisition of voting shares of the Company and/or securities convertible into voting shares or carrying the right to acquire voting shares of the Company (“Convertible Securities”), which results in an entity, person or group of entities, or persons acting jointly or in concert (“Holder”) beneficially owning or exercising control or direction over voting shares of the Company and/or Convertible Securities such that, assuming the conversion of the Convertible Securities beneficially owned by such Holder, such Holder would have the right to cast more than 50% of the votes attached to all voting shares of the Company at a meeting of shareholders; (iii) any person, or any combination of persons acting jointly or in concert by virtue of an agreement, arrangement, commitment or understanding shall acquire or hold, directly or indirectly, the right to appoint a majority of the directors of the Company; or (iv) the Company sells, transfers or otherwise disposes of all or substantially all of its assets, except that no Change of Control will be deemed to occur if such sale or disposition is made to a subsidiary or subsidiaries of the Company.

Jalen Yuan

In the event of change of control and if the employee is terminated at any time within 13-month period beginning one month before the date of a change of control, the employee will be entitled to a lump sum payment equal to 12 months' base salary, plus any other salary, bonus or benefits which have been accrued or earned.

Alex Zhang

In the event of change of control and if the employee is terminated at any time within 13-month period beginning one month before the date of a change of control, the employee will be entitled to a lump sum payment equal to 12 months' base salary, plus any other salary, bonus or benefits which have been accrued or earned.

Quantified Impact of Termination and Change of Control Provisions

If a Change of Control of the Company had occurred on June 30, 2026, the total estimated cash cost to the Company of related payments to the below NEOs (which includes the accelerated option-based award value and share-based award value) is estimated at $3,747,025. The following table shows estimated incremental payments triggered pursuant to termination of employment of an NEO in accordance with the termination provisions described above:

Name	Termination Without Cause Under Agreement Provision Value (CAD) (1)(2)(3)	Change of Control Provision Value (CAD) (1)(2)(3)
Jalen Yuan	-	2,110,009
Alex Zhang	-	1,637,016

Notes:

(1)	The termination values assume that the triggering event took place on the last business day of the Company’s financial year-end (June 30, 2026).

(2)	The accelerated option-based award value on the last business day of the Company’s year-end (June 30, 2026) was calculated based on the difference between the value of the Options that would have vested and the closing price of the Common Shares on the TSX on June 30, 2026, of CAD$5.73.

(3)	Value of earned/unused vacation and amounts owing for expense reimbursement are not included as they are not considered “incremental” payments made in connection with termination of employment.

No new actions, decisions, or policies were made after the end of the last financial year to affect a reader’s understanding of an NEO’s compensation for the fiscal year ended June 30, 2026.

DIRECTOR COMPENSATION

Compensation for Directors

Except as set out below, each director is paid an annual cash compensation of $20,000. The Chair of the Board is paid an additional cash compensation of $30,000. Each committee chair is paid an additional cash compensation of $5,000. No other cash compensation was paid to the Company’s directors during the most recently completed financial year other than the reimbursement of out-of-pocket expenses.

The Company has no standard arrangement pursuant to which directors are compensated by the Company for their services in their capacity as directors except for the granting from time to time of Options and RSUs in accordance with the terms of the Omnibus Plan and the policies of the TSX. The following table sets out compensation paid to non-executive directors in the fiscal year ended June 30, 2026:

Name	Fees earned (CAD$)	Share-based awards (CAD$)(1)	Option based awards (CAD$)(2)	Non-equity incentive plan compensation (CAD$)	Pension value (CAD$)	All other compensation (CAD$)	Total compensation (CAD$)
Dickson Hall	47,500	112,080	27,801	Nil	Nil	Nil	187,381
Maria Tang	17,500	112,080	27,801	Nil	Nil	Nil	157,381
Martin Wafforn	15,000	112,080	27,801	Nil	Nil	Nil	154,881
Myles Gao	17,500	112,080	27,801	Nil	Nil	Nil	157,381
Paul Simpson	17,500	112,080	27,801	Nil	Nil	Nil	157,381
Dr. Peter Megaw	5,000	Nil	Nil	Nil	Nil	Nil	5,000

Notes:

(1)	On January 16, 2024, February 12, 2025, and February 18, 2026, the Company awarded RSUs that vest over a three-year period at a value of CAD$2.10, CAD$1.58, and CAD$4.67 per unit, respectively. The fair value of RSUs is determined by the grant date closing price of the Common Share on TSX.

(2)	The Company has adopted IFRS 2 – Share-based Payment to account for the issuance of Options to employees and non-employees. The fair value of Options is estimated at the grant date using the industry standard Black-Scholes Option Pricing Model which requires the input of a number of assumptions. The assumptions used reflect Management's best estimates, but involve inherent uncertainties based on market conditions outside of the control of the Company. The following table summarizes the key assumptions used to calculate the fair value of each set of Options granted to directors, who are not NEOs, during the fiscal year ended June 30, 2026:

Name	Grant Date	Options Granted	Exercise price ($)	Expiry Date	Weighted average expected lives (years)	Weighted average risk free rates	Weighted average volatilities	Weighted average fair value per option ($)
Dickson Hall	18-Feb-26	13,000	4.67	18-Feb-31	2.75	2.43%	71.49%	2.14
Maria Tang	18-Feb-26	13,000	4.67	18-Feb-31	2.75	2.43%	71.49%	2.14
Martin Wafforn	18-Feb-26	13,000	4.67	18-Feb-31	2.75	2.43%	71.49%	2.14
Myles Gao	18-Feb-26	13,000	4.67	18-Feb-31	2.75	2.43%	71.49%	2.14
Paul Simpson	18-Feb-26	13,000	4.67	18-Feb-31	2.75	2.43%	71.49%	2.14

Outstanding Share-based Awards and Option-based Awards

The following table summarizes awards outstanding at fiscal year ended June 30, 2026, for each non-executive director.

	Option-Based Awards				Share-Based Awards
Name	Number of Securities Underlying Unexercised Options	Option Exercise Price (CAD$)	Option Expiration Date	Value of Unexercised In-The-Money Options (1) (CAD$)	Number of Common Shares or Units of Common Shares that have not Vested (#)	Market or Payout Value of Share- Based Awards that have not Vested (2) (CAD$)	Market or Payout Value of Vested Share-Based Awards not Paid Out or Distributed(2) (CAD$)
Dickson Hall	45,000	3.42	19-Jan-28	103,950	Nil	Nil	19,098
	69,000	2.10	16-Jan-29	250,470	11,000	63,030	31,515
	89,000	1.58	12-Feb-30	369,350	31,333	179,538	89,772
	13,000	4.67	18-Feb-31	13,780	24,000	137,520	Nil
Maria Tang	45,000	3.42	19-Jan-28	103,950	Nil	Nil	Nil
	69,000	2.10	16-Jan-29	250,470	11,000	63,030	Nil
	89,000	1.58	12-Feb-30	369,350	31,333	179,538	Nil
	13,000	4.67	18-Feb-31	13,780	24,000	137,520	Nil
Martin Wafforn	50,000	3.33	04-Feb-27	120,000	Nil	Nil	Nil
	40,000	4.00	06-Jun-27	69,200	Nil	Nil	Nil
	45,000	3.42	19-Jan-28	103,950	Nil	Nil	38,202
	69,000	2.10	16-Jan-29	250,470	11,000	63,030	63,030
	89,000	1.58	12-Feb-30	369,350	31,333	179,538	89,772
	13,000	4.67	18-Feb-31	13,780	24,000	137,520	Nil
Myles Gao	69,000	2.10	16-Jan-29	250,470	11,000	63,030	Nil
	89,000	1.58	12-Feb-30	369,350	31,333	179,538	Nil
	13,000	4.67	18-Feb-31	13,780	24,000	137,520	Nil
Paul Simpson	69,000	2.10	16-Jan-29	250,470	11,000	63,030	94,545
	89,000	1.58	12-Feb-30	369,350	31,333	179,538	89,772
	13,000	4.67	18-Feb-31	13,780	24,000	137,520	-
Dr. Peter Megaw	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Notes:

(1)	The value of the unexercised in-the-money Options is based on the closing price of the Common Shares on the TSX of CAD$5.73 per Common Share as at June 30, 2026 net of the exercise price of the Options.

(2)	The value of the unvested or undistributed shares is based on the closing price of the Common Shares on the TSX of CAD $5.73 per Common Share as at June 30, 2026.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table discloses the number of option-based grants to each non-executive director of the Company that have vested during the fiscal year ended June 30, 2026 and provides the aggregate dollar value that would have been realized if these Options had been exercised on the vesting date by determining the difference between the market price of the underlying securities and the exercise price of the Options on the vesting date. The table also includes the number of share-based awards granted, and provides the aggregate market value of the shares on the vesting date.

Name	Option-based awards – Value vested during the year (CAD$)(1)	Share-based awards – Value vested during the year (CAD$)(2)	Non-equity incentive plan compensation – Value earned during the year (CAD$)
Dickson Hall	109,252	121,459	Nil
Maria Tang	109,252	121,459	Nil
Martin Wafforn	109,252	121,459	Nil
Myles Gao	94,927	95,992	Nil
Paul Simpson	94,927	95,992	Nil
Dr. Peter Megaw	11,085	37,372	Nil

Notes:

(1)	This amount is calculated based on the dollar value that would have been realized by determining the difference between the closing market price of the Common Shares and the exercise price of the Options on the vesting date.

(2)	This amount reflects the aggregate market value of shares on their respective vesting dates during the financial year, calculated using the closing trading price of the Company’s common shares on the TSX on such dates.

EQUITY COMPENSATION PLAN

The only equity compensation plan which the Company has in place is the Omnibus Plan which was previously approved by the Shareholders on December 1, 2023, and most recently by the Company's board of directors on October 27, 2026. The Omnibus Plan can be obtained under the Company’s SEDAR+ profile at www.sedarplus.ca, and a copy of the Omnibus Plan is attached to this management information circular as Exhibit “B”.

The Company has an authorized capital of an unlimited number of Common Shares without par value, of which 185,807,061 Common Shares were issued and outstanding as fully paid and non-assessable as of the Record Date.

The Omnibus Plan has been established to attract and retain employees, consultants, officers or directors to the Company and to motivate them to advance the interests of the Company by affording them with the opportunity to acquire an equity interest in the Company. The maximum number of Common Shares that may be reserved for issuance for all purposes under the Omnibus Plan is 10% of the issued and outstanding Common Shares, from time to time.

The Omnibus Plan is administered by the Board and the Compensation Committee. The following is a description of the key terms of the Omnibus Plan, which is qualified in its entirety by reference to the full text of the Omnibus Plan.

•	Types of Awards – Pursuant to the Omnibus Plan, the Company may issue options to purchase Common Shares, restricted share units of the Company ("RSUs"), performance share units of the Company ("PSUs", and together with the Options and RSUs, collectively the "Awards").

•	Participants – Pursuant to the Omnibus Plan, the Company may issue Awards to the directors, officers, employees and consultants of the Company (each an "Eligible Person", and each such Eligible Person granted Awards pursuant to the Omnibus Plan, a "Participant").

•	Maximum Number of Common Shares Issuable – The maximum number of Common Shares issuable under the Omnibus Plan, together with the number of Common Shares issuable under any other security-based compensation arrangements of the Company, shall not in the aggregate exceed 10% of the issued and outstanding Common Shares, from time to time (the "Outstanding Issue").

•	Plan Limits – When combined with all of the Company's other security-based compensation arrangements, the Omnibus Plan shall not result in:

○	the number of Common Shares issuable to any one person at any time exceeding 5% of the Outstanding Issue;

o	the number of Common Shares (i) issued to Insiders (as defined in the Omnibus Plan) within a one-year period, and (ii) issuable to Insiders at any time, exceeding 10% of the Outstanding Issue;

o	the issuance to any one Insider and such Insider's associates, within any one year period, exceeding 5% of the Outstanding Issue;

o	the issuance to any Eligible Person, in a 12-month period, of a number of RSUs and PSUs, on an aggregate basis, exceeding 1% of the Outstanding Issue at the time of granting of the Awards and the issuance to all Eligible Persons, in a 12-month period, of a number of RSUs and PSUs, on an aggregate basis, exceeding 2% of the Outstanding Issue at the time of granting of the Awards; or

o	a number of Common Shares issuable to any one non-executive Director within a one-year period exceeding an Award value of $150,000 per such non-executive Director, of which no more than $100,000 may comprise Options based on a valuation method acceptable to the Board.

Options

•	Terms and Exercise Price – The number of Common Shares subject to each Option grant, the exercise price, vesting, expiry date and other terms and conditions thereof will be determined by the Board. The exercise price of each Option shall in no event be lower than the closing price of the Common Shares on the TSX (the "Market Price") on the date prior to the grant date.

•	Term – Unless otherwise specified at the time of grant, Options shall expire 10 years from the date of grant, unless terminated earlier in accordance with the Omnibus Plan.

•	Vesting Schedule – Unless otherwise specified at the time of grant, Options vest and become exercisable in 25% increments on each of the 6 month, 12 month, 18 month, and 24 month anniversaries from the grant date.

•	Exercise of Option – A Participant may exercise vested Options by payment of the exercise price per Common Share subject to each Option.

•	Termination of Employment – If a Participant ceases to be a director, officer, employee or consultant of the Company for any reason other than death, such director, officer, consultant or employee of the Company shall have such rights to exercise any Option not exercised prior to such termination within the lesser of a period of 90 calendar days after the date of termination, or the expiry date of the Option, or such shorter period as may be set out in the Participant's Option Award Agreement.

•	Death – If a Participant dies prior to the expiry of his Option, his legal representatives may, within the lesser of one year from the date of the Participant's death or the expiry date of the Option, exercise that portion of an Option granted to the director, officer, employee or consultant of the Company under the Omnibus Plan which remains outstanding.

Restricted Share Units and Performance Share Units

•	Terms – RSUs and PSUs are notional securities that entitle the recipient to receive cash or Common Shares at the end of a vesting period. The terms applicable to RSUs and PSUs under the Omnibus Plan (including the vesting schedule, performance cycle, performance criteria for vesting and whether dividend equivalents will be credited to a Participant's account) are determined by the Board at the time of the grant.

•	Vesting – Unless otherwise provided, RSUs typically vest on the second anniversary of the date the RSU was granted and shall be settled in accordance with the settlement provisions described below. Unless otherwise noted, PSUs shall vest as at the date that is the end of their specified performance cycle, subject to any performance criteria having been satisfied and shall be settled in accordance with the settlement provisions described below. Vesting of PSUs is contingent upon achieving certain performance criteria.

•	Settlement – On settlement, the Company shall, for each vested RSU or PSU being settled, deliver to a Participant either (a) one Common Share, (b) a cash payment equal to the Market Price of one Common Share as of the vesting date, or (c) any combination of cash and Common Shares equal to the Market Price of one Common Share as of the vesting date, at the discretion of the Board.

•	Dividend Equivalents – As dividends are declared, additional RSUs and PSUs may be credited to a Participant in an amount equal to the greatest whole number which may be obtained by dividing (i) the value of such dividend or distribution on the payment date therefore by (ii) the Market Price of one Common Share on such date.

•	Termination of Employment – If a director, officer, consultant or employee of the Company ceases to be so engaged by the Company for any reason other than death, all outstanding RSUs and PSUs that were vested on or before the date of the termination of employment or services of such Participant shall be settled in accordance with the applicable settlement provisions of the Omnibus Plan as of the date of termination, after which time the RSUs and PSUs shall in all respects terminate.

•	Death – If a Participant dies, all outstanding RSUs and PSUs that were vested on or before the date of death of such Participant shall be settled in accordance with the applicable settlement provisions of the Omnibus Plan as of the date of death. Outstanding RSUs that were not vested on or before the date of death shall vest and be settled in accordance applicable settlement provisions of the Omnibus Plan as of the date of death, prorated to reflect the actual period between the grant date of the RSU and the date of death. Outstanding PSUs that were not vested on or before the date of death shall vest and be settled in accordance with the applicable settlement provisions of the Omnibus Plan as of the date of death, prorated to reflect the actual period between the commencement of the performance cycle and the date of death, based on the performance criteria for the applicable performance period(s) up to the date of death. Subject to the foregoing, any remaining RSUs and PSUs shall in all respects terminate as of the date of death.

General

•	Assignment – Awards granted under the Omnibus Plan are non-assignable and non-transferable other than by will or by the laws of descent and distribution.

•	Change of Control – In the event of a Change of Control (as defined in the Omnibus Plan), all unvested Awards then outstanding will, as applicable, be substituted by or replaced with awards of the surviving corporation (or any affiliate thereof) or the potential successor (or any affiliate thereto) (the "continuing entity") on the same terms and conditions as the original Awards, subject to appropriate adjustments that do not diminish the value of the original Awards. If, upon a Change of Control, the continuing entity fails to comply with this requirement, the vesting of all then outstanding Awards (and, if applicable, the time during which such Awards may be exercised) will be accelerated in full. Additionally, in the event of a potential Change of Control, the Board will have the power, in its sole discretion, to modify the terms of the Omnibus Plan and/or the Awards to assist the Participants in tendering to a take-over bid or other transaction leading to a Change of Control (including to accelerate the vesting of Awards and to permit Participants to conditionally exercise their Awards).

•	Amendments Not Requiring Shareholder Approval – The Board may amend the Omnibus Plan or Awards at any time, provided, however, that no such amendment may adversely affect any Award previously granted to a Participant without the consent of the Participant, except to the extent required by applicable law (including TSX requirements). Any such amendment will be subject to all necessary regulatory approvals. Without limiting the generality of the foregoing, the Board may, without prior notice to the Shareholders and without further Shareholder approval, at any time and from time to time, amend the Omnibus Plan or any provisions thereof, or the form of Award agreement or instrument to be executed pursuant to the Omnibus Plan, in such manner as the Board, in its sole discretion, determines appropriate:

○	for the purposes of making formal minor or technical modifications to any of the provisions of the Omnibus Plan;

○	to correct any ambiguity, defective provisions, error or omission in the provisions of the Omnibus Plan;

○	to change any vesting provisions of Awards;

○	to change the termination provisions of the Awards or the Omnibus Plan;

○	to change the persons who qualify as Eligible Persons under the Omnibus Plan; and

○	to add or change provisions relating to any form of financial assistance provided by the Company to Participants that would facilitate the purchase of securities under the Omnibus Plan.

•	Amendments Requiring Shareholder Approval – Shareholder approval (or disinterested Shareholder approval, if required by the policies of the TSX) will be required for the following types of amendments:

○	an increase in the number of Common Shares issuable under Awards granted pursuant to the Omnibus Plan;

○	a reduction in the exercise price of an Option, or a cancellation and reissuance of an Option;

○	an extension of (i) the term of an Option beyond its original expiry date, or (ii) the date on which a PSU or RSU will be forfeited or terminated in accordance with its terms, other than in accordance with the Omnibus Plan;

○	a revision to the assignment provisions to permit Awards granted under the Omnibus Plan to be transferable or assignable other than for estate settlement purposes;

○	a revision to the insider participation limits or the non-executive director limits;

○	a revision to the amending provisions; or

○	any amendment required to be approved by Shareholders under applicable law (including without limitation, pursuant to the policies of the TSX).

•	Black Out Periods – If the expiry date or vesting date of an Award falls (other than a PSU or RSU awarded to a Canadian resident) is during a self-imposed blackout period imposed under any insider trading policy or similar policy of the Company (a "Blackout Period"), the expiry date or vesting date, as applicable, will be automatically extended for a period of ten business days after the earlier of the end of such Blackout Period, or, provided the Blackout Period has ended, the expiry date or vesting date of such Award. In the case of a RSU or PSU awarded to a Canadian resident, any settlement that is effected during a Blackout Period shall be settled in cash, notwithstanding any other provision of the Omnibus Plan.

•	Financial Assistance – The Company does not provide any financial assistance to Participants to facilitate the purchase of securities under the Omnibus Plan.

The following table sets out the annual burn rate for three most recently completed fiscal years ending June 30, 2026:

Fiscal Year	Number of Options granted	Weighted average number of Common Shares outstanding	% of outstanding Common Shares	Number of Options exercised	% of Outstanding Common Shares
2026	400,000	180,599,824	0.2%	900,027	0.5%
2025	1,810,333	171,635,884	1.1%	4,167	0.002%
2024	1,335,000	167,765,072	0.8%	85,000	0.1%

Fiscal Year	Number of RSUs granted	Weighted average number of Common Shares outstanding	% of outstanding Common Shares	Number of RSUs Distributed	% of Outstanding Common Shares
2026	745,000	180,599,824	0.41%	1,017,696	0.6%
2025	1,139,333	171,635,884	0.66%	601,015	0.4%
2024	1,024,000	167,765,072	0.61%	514,947	0.3%

The following table sets out equity compensation plan information as at the end of the financial year ended June 30, 2026.

Equity Compensation Plan Information as at June 30, 2026

Plan Category	Number of Common Shares to be issued upon exercise of outstanding Options or redemption of RSUs	Weighted-average exercise price of outstanding Options or redemption of RSUs	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by security holders	Options: 3,814,638 RSU: 1,733,336	CAD$ 2.83 CAD$ 3.12	12,972,728 (1)
Equity compensation plans not approved by security holders	Nil	Nil	Nil
Total:	5,547,974 Common Shares	CAD$2.98	12,972,728 (1)

Note:

(1)	Under the Omnibus Plan, the aggregate number of Common Shares which may be subject to issuance pursuant to Awards granted is equal to 10% of the issued and outstanding Common Shares, from time to time. However, the issuance of RSUs and PSUs to all Eligible Persons in a twelve-month period, on an aggregate basis, cannot exceed 2% of the outstanding Common Shares at the time of granting of the Awards. During the fiscal year ended June 30, 2026, the Company granted Options and RSUs representing 0.62% of the issued and outstanding Common Shares (based on the Company's outstanding Common Shares as at June 30, 2026) and nil PSUs.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

During the fiscal year ended June 30, 2026, no director or executive officer of the Company, no proposed nominee for election as a director of the Company, and no associate of any of the foregoing persons has been indebted to the Company or any of its subsidiaries, nor has any of these individuals been indebted to another entity which indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries.

MANAGEMENT CONTRACTS

There are no management functions of the Company that are to any substantial degree performed by a person or company other than the directors or executive/senior officers (or private companies controlled by them, either directly or indirectly) of the Company or its subsidiaries.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as disclosed in this Circular, during the most recently completed financial year, no informed person of the Company, nominee for election as a director or any associate or affiliate of an informed person or nominee, had any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries. An "informed person" means: (a) a director or executive officer of the Company; (b) a director or executive officer of a person or company that is itself an informed person or subsidiary of the Company; (c) any person or company who beneficially owns, directly or indirectly, voting securities of the company or who exercises control or direction over voting securities of the Company or a combination of both carrying more than 10% of the voting rights other than voting securities held by the person or company as underwriter in the course of a distribution; and (d) the Company itself, if and for so long as, it has purchased, redeemed or otherwise acquired any of its Common Shares.

MATERIAL TRANSACTIONS

Related Party Transaction:

The following summarizes the Company's relationship with related parties since the commencement of the fiscal year ended June 30, 2026:

	Years ended June 30,
Transactions with related parties	2026	2025
Silvercorp	$767,857	$801,406

Related party transactions are entered into based on normal market conditions at the amounts agreed on by the parties. As at June 30, 2026, the balances with related parties, which are unsecured, non-interest bearing, and due on demand, are as follows:

Due to related parties	June 30, 2026	June 30, 2025
Silvercorp	$189,655	$91,687

Silvercorp has one director and one officer (June 30, 2025 – one director and one officer) in common with the Company. Silvercorp and the Company share office space and Silvercorp provides various general and administrative services to the Company. The Company expects to continue making payments to Silvercorp in the normal course of business. Office and administrative expenses rendered and incurred by Silvercorp on behalf of the Company for the fiscal year ended June 30, 2026 were $767,857 (year ended June 30, 2025 - $801,406).

AUDITOR

Deloitte LLP, independent registered public accounting firm of Vancouver, British Columbia, is the auditor of the Company and have advised that they are independent with respect to the Company within the meaning of the Rules of Professional Conduct of the Institute of Chartered Professional Accountants of British Columbia and within the meaning of the United States Securities Act of 1933, as amended and the applicable rules and regulations adopted by the SEC and the Public Company Accounting Oversight Board (United States).

OTHER BUSINESS

Management knows of no other matters which will come before the Meeting, other than as set forth above and in the Notice of Meeting, but if such should occur, the persons named in the enclosed Form of Proxy intend to vote on them in accordance with their best judgment exercising discretionary authority with respect to amendments or variations of matters identified in the Notice of Meeting and other matters which may properly come before the Meeting, or any adjournments thereof.

ADDITIONAL INFORMATION

Additional information relating to the Company is available under the Company's profile under SEDAR+ at www.sedarplus.ca, on EDGAR at www.sec.gov, and on the Company’s website at www.newpacificmetals.com.

Financial information regarding the Company and its affairs is provided in the Company's annual consolidated financial statements and MD&A for the fiscal year ended June 30, 2026. Shareholders may contact the Company at the address set out on the face page of this Circular to request free copies of the Company's financial statements and MD&A. Alternatively, they can be found under the Company's profile on SEDAR+ at www.sedarplus.ca, on EDGAR at www.sec.gov and the Company's website at www.newpacificmetals.com.

BOARD APPROVAL

The contents of this Circular have been approved and its mailing has been authorized by the directors of the Company.

Dated at Vancouver, British Columbia, this 27th day of October 2026.

BY ORDER OF THE BOARD OF DIRECTORS

"Jalen Yuan"
Jalen Yuan
Chief Executive Officer New Pacific Metals Corp.

EXHIBIT "A"

MANDATE OF THE BOARD OF DIRECTORS (THE “BOARD”)

OF

NEW PACIFIC METALS CORP.

(Adopted by the Board on October 8, 2026)

The Board is responsible for the stewardship of New Pacific Metals Corp. (the “Company”) and for the oversight of its management and affairs.

A majority of the Board members shall be “independent” as defined in accordance with all applicable securities laws and regulations and applicable stock exchange rules, unless otherwise permitted by all applicable regulations and stock exchange rules. The Board shall affirmatively determine whether each director, or person nominated to be a director, qualifies as independent under the applicable securities laws and regulations and applicable stock exchange rules. Where required by such laws, regulations or exchange rules, the Board shall also determine the independence of each member of a committee of the Board (a “Committee”) under the standards of independence applicable to such Committee. Any director who is deemed independent and whose circumstances change such that he or she might be considered to no longer be an independent director or independent member of a particular Committee, shall promptly advise the Board of the change in circumstances. In the event that the Board ceases to be made up of at least a majority of independent directors, the Board will consider what reasonable steps to take to remedy such situation within a reasonable period of time, including appointing additional independent directors, if deemed appropriate.

Directors shall exercise their best business judgment in a manner consistent with their fiduciary duties. The Board's primary responsibilities, which are discharged directly and through delegation to its Committees, include the following:

•	To meet regularly as needed, and in no event less than once per quarterly period, with all directors expected to attend and to review in advance any materials provided to them in connection with the meeting.

•	To hold meetings of the independent directors as frequently as necessary to carry out other responsibilities under this Board Mandate, but in no event less than once per year, at which non- independent directors and members of management are not in attendance.

•	To act honestly and in good faith with a view to the best interests of the Company.

•	To maintain the Corporate Governance Committee, the Compensation Committee and the Audit Committee as standing committees of the Board, to maintain a charter outlining the responsibilities of each such Committee.

•	To exercise due care, diligence and skill that reasonably prudent persons would exercise in comparable circumstances.

•	Consistent with its responsibilities to the Company, to further the interests of the shareholders.

•	To consider business opportunities and risks and to adopt strategic plans from time to time.

•	To identify the principal risks of the Company's business, and to implement an appropriate system to manage these risks.

•	To develop an investor relations and shareholder communications policy for the Company.

•	To oversee management's adoption of effective internal control and management information systems.

•	To review and approve annual and quarterly financial statements and the publication thereof by management.

•	Through the Audit Committee, to be responsible for the appointment, compensation, retention, oversight and discharge of the Company’s external auditors.

•	To approve operating plans and any capital budget plans.

•	To select and approve all key executive appointments, and to monitor executive development.

•	To determine the compensation of senior management and executive officers.

•	To develop the Company's approach to corporate governance, including establishing a set of corporate governance principles and guidelines that are specifically applicable to the Company.

•	To adopt a code of conduct to govern employees and management in their activities for and on behalf of the Company.

•	To satisfy itself as to the integrity of the Chief Executive Officer and other executives and that such Chief Executive Officer and executives create and maintain a culture of integrity throughout the Company consistent with the adopted code of conduct.

•	To take action on issues that by law or practice require the independent action of the Board or one of its Committees.

•	To oversee management in its implementation of effective programs to provide a safe work environment, to employ sound environmental practices, and to operate in accordance with applicable laws, regulations and permits.

•	To oversee management in its implementation of an effective communications policy with regard to investors, employees, the communities in which it operates and the governments of those communities.

•	To ensure the Board has measures in place to receive feedback from stakeholders.

•	To retain and obtain the advice and assistance of independent outside counsel and such other advisors as the Board deems necessary to fulfil its duties and responsibilities under this Board Mandate, and any such person so retained by the Board will report directly to the Board. The Board may set the compensation and oversee the work of any outside counsel and other advisors to be paid by the Company.

•	To monitor the adequacy of information given to directors, communications between the Board and management, and the strategic direction and processes of the Board and its Committees.

•	To annually, and at such other times as may be appropriate, perform a self-assessment of the Board and an assessment of its Committees.

EXHIBIT “B”

New Pacific Metals Corp.

SHARE BASED COMPENSATION PLAN

(Approved by shareholders at the 2020 and 2023 annual shareholder meetings.)

PART 1
INTERPRETATION

1.01         Definitions Where used herein or in any amendments hereto or in any communication required or permitted to be given hereunder, the following words and phrases shall have the following meanings, respectively, unless the context requires otherwise:

(a)	“Award” means a grant to a Participant of one or more Options, PSUs or RSUs pursuant to the terms of this Plan;

(b)	“Award Agreement” means an Option Award Agreement, a PSU Award Agreement, and/or an RSU Award Agreement or such other written contract, certificate or other instrument or document evidencing an individual Award granted under the Plan, if any, which may, in the discretion of the Company, be evidenced in electronic form (as applicable) as the context requires;

(c)	“Board” means the board of directors of the Company as constituted from time to time, and includes any committee of directors appointed by the directors as contemplated by Section 3.01 hereof;

(d)	“Canadian Taxpayer” means a Participant (other than a Consultant) who is resident in Canada for the purposes of the Tax Act or is otherwise liable to pay tax under the Tax Act in respect of an Award;

(e)	“Change of Control” means, at any time the occurrence of any of the following, in one transaction or a series of related transactions:

(i)	the acquisition by any person or persons acting jointly or in concert (as determined by the Securities Act), whether directly or indirectly, of beneficial ownership of voting securities of the Company that, together with all other voting securities of the Company held by such persons, constitute in the aggregate, more than 50% of all of the then outstanding voting securities of the Company;

(ii)	an amalgamation, merger, arrangement, consolidation, share exchange, take-over bid or other form of business combination of the Company or any of its subsidiaries with another person that results in the holders of voting securities of that other person holding, in the aggregate, more than 50% of all outstanding voting securities of the person resulting from the business combination;

(iii)	the sale, lease, exchange or other disposition of all or substantially all of the property of the Company or any of its affiliates to another person, other than (A) in the ordinary course of business of the Company or of an affiliate of the Company or (B) to the Company or any one or more of its affiliates; or

(iv)	a resolution is adopted to wind-up, dissolve or liquidate the Company.

Notwithstanding the foregoing, a transaction or a series of related transactions will not constitute a Change of Control if such transaction(s) result(s) in the Company, any successor to the Company, or any successor to the Company’s business, being controlled, directly or indirectly, by the same person or persons who controlled the Company, directly or indirectly, immediately before such transaction(s);

(f)	“Company” means New Pacific Metals Corp.;

(g)	“Consultant” means a person (other than an Employee or a Director) that:

(i)	is engaged to provide on an ongoing bona fide basis, consulting, technical, management or other services to the Company or to an affiliate of the Company, other than services provided in relation to a sale of securities of the Company from treasury;

(ii)	provides the services under a written contract with the Company or one of its affiliates;

(iii)	in the reasonable opinion of the Company, spends or will spend a significant amount of time and attention on the affairs and business of the Company or its affiliate; and

(iv)	has a relationship with the Company or its affiliates that enables such person to be knowledgeable about the business and affairs of the Company.

(h)	“Director” means any director of the Company or of any of its subsidiaries;

(i)	“Dividend Equivalents” means the right, if any, granted under PART 8, to receive future payments in cash or in Shares, based on dividends declared on Shares;

(j)	“Eligible Person” means a Director, Officer, Consultant or Employee who is eligible to receive Awards under the Plan;

(k)	“Employee” means any individual in the employment of the Company or any of its subsidiaries or of a company providing management or administrative services to the Company;

(l)	“Exchange” means the Toronto Stock Exchange;

(m)	“Exchange Policy” means the policies, bylaws, rules and regulations of the Exchange governing the granting of Awards by the Company, as amended from time to time;

(n)	“Grant Date” means the date on which the Award is made to an Eligible Person in accordance with the provisions hereof;

(o)	“Insider” has the meaning ascribed thereto in the Exchange Policy;

(p)	“Market Price” as of a particular date, shall be equal to the closing price of the Shares for the trading day immediately preceding such date as reported by the Exchange, or, if the Shares are not listed on the Exchange, on such other principal stock exchange or over-the-counter market on which the Shares are listed or quoted, as the case may be. If the Shares are not publicly traded or quoted, then the “Market Price” shall be the fair market value of the Shares, as determined by the Board, on the particular date;

(q)	“Option” means an option to purchase Shares of the Company pursuant to the Plan;

(r)	“Option Award Agreement” means a written award agreement, substantially in the form of Schedule A – Option Award Agreement, or such other form as the Board may approve from time to time, setting out the terms and conditions relating to an Option and entered into in accordance with Section 5.02;

(s)	“Option Price” means the Market Price on the Grant Date of the Options;

(t)	“Officer” means any officer of the Company or of any of its subsidiaries as defined in the Securities Act;

(u)	“Outstanding Issue” means the issued and outstanding Shares, as determined by Exchange Policy and by Securities Laws;

(v)	“Participants” means an Eligible Person granted Awards in accordance with the Plan;

(w)	“Plan” means this share based compensation plan as from time to time amended;

(x)	“Performance Criteria” means criteria established by the Board which, without limitation, may include criteria based on the Participant’s personal performance, the financial performance of the Company and/or of its subsidiaries and/or achievement of corporate goals and strategic initiatives, and that may be used to determine the vesting of the Awards, when applicable;

(y)	“PSU” means a performance share unit granted in accordance with Section 6.01, the value of which on any particular date will be equal to the Market Price of one Share, and that represents the conditional right, on the terms and conditions set out in the Plan and the applicable PSU Award Agreement, to receive a cash payment equal to the Market Price of one Share on settlement of the PSU or its equivalent in Shares at the discretion of the Company;

(z)	“PSU Award Agreement” means a written confirmation agreement, substantially in the form of Schedule B – PSU Award Agreement, or such other form as the Board may approve from time to time, setting out the terms and conditions relating to a PSU and entered into in accordance with Section 6.02;

(aa)	“RSU” means a restricted share unit granted in accordance with Section 7.01, the value of which on any particular date will be equal to the Market Price of one Share, and that represents the conditional right, on the terms and conditions set out in the Plan and the applicable RSU Award Agreement, to receive a cash payment equal to the Market Price of one Share on settlement of the RSU or its equivalent in Shares at the discretion of the Company;

(bb)	“RSU Award Agreement” means a written confirmation agreement, substantially in the form of Schedule C – RSU Award Agreement, or such other form as the Board may approve from time to time, setting out the terms and conditions relating to an RSU and entered into in accordance with Section 7.02;

(cc)	“Securities Act” means the Securities Act, R.S.B.C. 1996, c.418, as amended, from time to time;

(dd)	“Securities Laws” means the acts, policies, bylaws, rules and regulations of the Canadian securities commissions governing the granting of Awards by the Company, as amended from time to time;

(ee)	“Service Agreement” means any written agreement between a Participant and the Company or a subsidiary of the Company (as applicable), in connection with that Participant’s employment, service or engagement as a Director, Officer, Consultant or Employee or the termination of such employment, service or engagement, as amended, replaced or restated from time to time;

(ff)	“Shares” means common shares of the Company;

(gg)	“Tax Act” means the Income Tax Act (Canada) and its regulations thereunder, as amended from time to time.

1.02         Gender Throughout this Plan, words importing the masculine gender shall be interpreted as including the female gender.

PART 2
PURPOSE OF PLAN

2.01         Purpose The purpose of this Plan is to attract and retain Employees, Consultants, Officers or Directors to the Company and to motivate them to advance the interests of the Company by affording them with the opportunity to acquire an equity interest in the Company through Awards granted under this Plan to purchase Shares.

PART 3
ADMINISTRATION OF PLAN

3.01         Administration This Plan shall be administered and interpreted by the Board or, if the Board so elects, by a committee (which may consist of only one person) appointed by the Board from its members, and in such circumstances, all references to the term “Board” will be deemed to be references to such Committee, except as may otherwise be determined by the Board. The day-to-day administration of the Plan may be delegated to such Officers and Employees as the Board determines.

3.02         Board Authority Subject to the terms and conditions set forth in the Plan, the Board shall have the sole and absolute discretion to: (i) designate Participants; (ii) determine the type, size, price, terms, and conditions of Awards to be granted; (iii) determine the method by which an Award may be vested, settled, exercised, canceled, forfeited, or suspended; (iv) determine the circumstances under which the delivery of cash, property, or other amounts payable with respect to an Award may be deferred either automatically or at the Participant’s or the Board’s election; (v) interpret and administer, reconcile any inconsistency in, correct any defect in, and supply any omission in the Plan and any Award granted under, the Plan; (vi) establish, amend, suspend, or waive any rules and regulations and appoint such agents as the Board shall deem appropriate for the proper administration of the Plan; (vii) subject to Exchange acceptance, if applicable, accelerate the vesting, delivery, or exercisability of, or payment for or lapse of restrictions on, or waive any condition in respect of, Awards; and (viii) make any other determination and take any other action that the Board deems necessary or desirable for the administration of the Plan or to comply with any applicable law.

No member of the Board will be liable for any action or determination taken or made in good faith in the administration, interpretation, construction or application of the Plan, any Award Agreement or other document or any Awards granted pursuant to the Plan.

Unless otherwise expressly provided in the Plan, all designations, determinations, interpretations, and other decisions regarding the Plan or any Award or any documents evidencing any Award granted pursuant to the Plan shall be within the sole discretion of the Board, may be made at any time, and shall be final, conclusive, and binding upon all persons or entities, including, without limitation, the Company, any subsidiary of the Company, any Participant, any holder or beneficiary of any Award, and any shareholder of the Company.

3.03         Committee's Recommendations The Board may accept all or any part of recommendations of the committee or may refer all or any part thereof back to the committee for further consideration and recommendation.

3.04         Clawback Policy All Awards granted under this Plan will be subject to the Company’s Policy on Recoupment of Incentive Compensation (the “Clawback Policy”), as amended from time to time.

PART 4
RESERVE OF SHARES FOR AWARDS

4.01         Sufficient Authorized Shares to be Reserved A sufficient number of Shares shall be reserved by the Board to satisfy the exercise of Awards granted under this Plan. Shares that were the subject of Awards that have lapsed or terminated shall thereupon no longer be in reserve and may once again be subject to an Award granted under this Plan. If any Award has been exercised, the number of Shares into which such Award was exercised shall become available to be issued upon the exercise of Awards subsequently granted under the Plan; provided, however that any RSU or PSU that has been exercised will no longer be available to be subsequently granted under the Plan.

4.02         Maximum Number of Shares to be Reserved Under Plan The aggregate number of Shares which may be subject to issuance pursuant to Awards granted under this Plan, and inclusive of any other share-based compensation arrangement adopted by the Company, shall be equal to 10% of the Outstanding Issue, from time to time.

4.03        Maximum Number of Shares Reserved Unless authorized by shareholders of the Company, this Plan, together with all of the Company's other previously established or proposed stock options, stock option plans, employee stock purchase plans or any other compensation or incentive mechanisms involving the issuance or potential issuance of Shares, shall not result in:

(a)	the number of Shares (i) issued to Insiders, within any one year period, and (ii) issuable to Insiders, at any time, exceeding 10% of the Outstanding Issue;

(b)	the issuance to any one Insider and such Insider's associates, within a one year period, of a number of Shares exceeding 5% of the Outstanding Issue;

(c)	the issuance to any one Eligible Person, in a twelve month period, of a number of RSUs and PSUs, on an aggregate basis, exceeding 1% of the Outstanding Issue at the time of granting of the Awards and the issuance to all Eligible Persons, in a twelve month period, of a number of RSUs and PSUs, on an aggregate basis, exceeding 2% of the Outstanding Issue at the time of granting of the Awards; or

(d)	a number of Shares issuable to any one non-executive Director within a one-year period exceeding an Award value of $150,000 per such non-executive Director, of which no more than $100,000 may comprise Options based on a generally accepted valuation method acceptable to the Board.

4.04         Number of Shares The number of Shares reserved for issuance to any one person pursuant to Awards granted under this Plan shall not exceed 5% of the Outstanding Issue at the time of granting of the Awards.

4.05         No Fractional Shares No fractional Shares shall be issued upon the exercise of Options or the settlement of PSUs or RSUs in Shares, and, accordingly, if a Participant would become entitled to a fractional Share upon the exercise of an Option or settlement of a PSU or RSU in Shares, such Participant will only have the right to acquire the next lowest whole number of Shares, and no payment or other adjustment will be made with respect to the fractional interest so disregarded.

PART 5
OPTIONS

5.01         Grant Options may be granted to Eligible Persons at such time or times as shall be determined by the Board by resolution. The Grant Date of an Option for purposes of the Plan will be the date on which the Option is awarded by the Board, or such later date determined by the Board, subject to applicable Securities Laws and Exchange Policy.

5.02         Terms and Conditions Options shall be evidenced by an Option Award Agreement, which shall specify such terms and conditions, not inconsistent with the Plan, as the Board shall determine, including:

(a)	the number of Shares to which the Options to be awarded to the Participant pertain;

(b)	the exercise price of the Options, which shall not be less than the Option Price on the Grant Date;

(c)	the expiry date of the Options, which will not be later than ten years from the Grant Date or such shorter period as prescribed by the Exchange;

(d)	the vesting schedule of the Options; and

(e)	such other terms and conditions, not inconsistent with the Plan, as the Board shall determine, including customary representations, warranties and covenants with respect to matters relating to Securities Laws.

For greater certainty, each Option Award Agreement may contain terms and conditions in addition to those set forth in the Plan.

5.03         Vesting Subject to PART 10, unless otherwise determined by the Board in accordance with the provisions hereof, or unless otherwise specified in the Participant’s Service Agreement or Option Award Agreement, each Option shall vest as to one-quarter of the number of Shares granted by such Option every six months following the Grant Date for the first two anniversaries of the Grant Date of such Option (and in no circumstances shall Options vest at a rate that is faster).

5.04         Method of Exercise Subject to the exercisability and termination provisions set forth in this Plan and in the applicable Option Award Agreement, Options may be exercised, in whole or in part, at any time and from time to time during the term of the Option, by the delivery of written notice of exercise (the “Exercise Notice”) by the Participant to the Company substantially in the form of Appendix A to the Option Award Agreement specifying the number of Shares to be purchased. Such notice will be accompanied by payment in full of the exercise price of the Options and any applicable tax withholdings by one of the following methods: in cash, by certified cheque or bank draft payable to the Company or by wire transfer of immediately available funds.

5.05         Termination of Employment If a Director, Officer, Consultant or Employee ceases to be so engaged by the Company for any reason other than death, such Director, Officer, Consultant or Employee shall have such rights to exercise any vested Option not exercised prior to such termination within the lesser of a period of 90 calendar days after the date of termination or the expiry date of the Option, or such shorter period as may be set out in the Participant’s Option Award Agreement. For the avoidance of doubt, subject to applicable laws, no period of notice, if any, or payment instead of notice that is given or that ought to have been given under applicable law, whether by statute, imposed by a court or otherwise, in respect of such termination of employment that follows or is in respect of a period after the Participant’s termination date will be considered as extending the Participants period of employment for the purposes of determining his entitlement under the Plan. The Participant shall have no entitlement to damages or other compensation arising from or related to not receiving any Awards which would have settled or vested or accrued to the Participant after the termination date.

5.06         Death If a Director, Officer, Consultant or Employee dies prior to the expiry of his Option, his legal representatives may, within the lesser of one year from the date of the Participant's death or the expiry date of the Option, exercise that portion of an Option granted to the Director, Officer, Consultant or Employee under this Plan which remains outstanding.

PART 6
PERFORMANCE SHARE UNITS

6.01         Grant PSUs may be granted to Eligible Persons at such time or times as shall be determined by the Board by resolution. The Grant Date of a PSU for purposes of the Plan will be the date on which the PSU is awarded by the Board, or such later date determined by the Board, subject to Securities Laws and Exchange Policy.

6.02         Terms and Conditions Any PSU granted under this Plan shall be evidenced by a PSU Award Agreement which shall specify such terms and conditions, not inconsistent with the Plan, as the Board shall determine, including:

(a)	the number of PSUs to be awarded to the Participant;

(b)	the performance cycle applicable to each PSU, which shall be the period of time between the Grant Date and the date on which the Performance Criteria specified in Section 6.02(c) must be satisfied before the PSU is fully vested and may be settled by the Participant, before being subject to forfeiture or termination, which period of time, for Canadian Taxpayers, shall in no case end later than November 30 of the calendar year which is two years after the calendar year in which the Grant Date occurs;

(c)	the Performance Criteria that shall be used to determine the vesting of the PSUs;

(d)	whether and to what extent Dividend Equivalents will be credited to a Participant’s PSU Account in accordance with PART 8; and

(e)	such other terms and conditions, not inconsistent with the Plan, as the Board shall determine, including customary representations, warranties and covenants with respect to matters relating to Securities Laws.

For greater certainty, each PSU Award Agreement may contain terms and conditions in addition to those set forth in the Plan and, if applicable. No Shares will be issued on the Grant Date and the Company shall not be required to set aside a fund for the payment of any such Awards.

6.03         PSU Accounts A separate notional account shall be maintained for each Participant with respect to PSUs granted to such Participant (a “PSU Account”) in accordance with Section 14.03. PSUs awarded to the Participant from time to time pursuant to Sections 6.01 shall be credited to the Participant’s PSU Account and shall vest in accordance with Section 6.04. On the vesting of the PSUs pursuant to Section 6.04 and the corresponding issuance of cash and/or Shares to the Participant pursuant to Section 6.05, or on the forfeiture or termination of the PSUs pursuant to the terms of the Award, the PSUs credited to the Participant’s PSU Account will be cancelled.

6.04         Vesting Subject to PART 10, unless otherwise determined by the Board in accordance with the provisions hereof, or unless otherwise specified in the Participant’s Service Agreement or PSU Award Agreement, each PSU shall vest as at the date that is the end of the performance cycle (which shall be the “PSU Vesting Date”), subject to any Performance Criteria having been satisfied and will be settled in accordance with Section 6.05.

6.05         Settlement

(a)	The PSUs may be settled by delivery by the Participant to the Company of a notice of settlement, substantially in the form attached as Schedule 1 – Notice of Settlement of PSUs attached to the PSU Award Agreement, acknowledged by the Company. On settlement, the Company shall, for each vested PSU being settled, deliver to the Participant a cash payment equal to the Market Price of one Share as of the PSU Vesting Date, one Share, or any combination of cash and Shares equal to the Market Price of one Share as of the PSU Vesting Date, in the sole discretion of the Board. No certificates for Shares issued in settlement will be issued to the Participant until the Participant and the Company have each completed all steps required by law to be taken in connection with the issuance of the Shares, including receipt from the Participant of payment or provision for all withholding taxes due as a result of the settlement of the PSUs. The delivery of certificates representing the Shares to be issued in settlement of PSUs will be contingent upon the fulfilment of any requirements contained in the PSU Award Agreement or applicable provisions of laws.

(b)	For greater certainty, for Canadian Taxpayers, in no event shall such settlement be later than December 31 of the calendar year which is three years after the calendar year in which the Grant Date occurs.

6.06         Termination of Employment If a Director, Officer, Consultant or Employee ceases to be so engaged by the Company for any reason other than death, all outstanding PSUs that were vested on or before the date of the termination of employment or services of such Director, Officer, Consultant or Employee shall be settled in accordance with Section 6.05 as of the date of termination, after which time the PSUs shall in all respects terminate.

6.07         Death If a Director, Officer, Consultant or Employee dies, all outstanding PSUs that were vested on or before the date of death of such Director, Officer, Consultant or Employee shall be settled in accordance with Section 6.05 as of the date of death. Outstanding PSUs that were not vested on or before the date of death shall vest and be settled in accordance with Section 6.05 as of the date of death, prorated to reflect the actual period between the commencement of the performance cycle and the date of death, based on the Performance Criteria for the applicable performance period(s) up to the date of death. Subject to the foregoing, any remaining PSUs shall in all respects terminate as of the date of death.

6.08         PSU Tax Considerations Any PSUs that are awarded to a Participant who is a resident of Canada or employed in Canada (each for purposes of the Tax Act) shall be structured so as to be considered to be a plan described in section 7 of the Tax Act or in such other manner to ensure that such award is not a “salary deferral arrangement” as defined in the Tax Act (or any successor to such provisions).

PART 7
RESTRICTED SHARE UNITS.

7.01         Grant RSUs may be granted to Eligible Persons at such time or times as shall be determined by the Board by resolution. The Grant Date of a RSU for purposes of the Plan will be the date on which the RSU is awarded by the Board, or such later date determined by the Board, subject to Securities Laws and Exchange Policy.

7.02         Terms and Conditions      Any RSU granted under this Plan shall be evidenced by an RSU Award Agreement which shall specify such terms and conditions, not inconsistent with the Plan, as the Board shall determine, including:

(a)	the number of RSUs to be awarded to the Participant;

(b)	the period of time between the Grant Date and the date on which the RSU is fully vested and may be settled by the Participant, before being subject to forfeiture or termination, which period of time, for Canadian Taxpayers, shall in no case be later than November 30 of the calendar year which is two years after the calendar year in which the Grant Date occurs;

(c)	whether and to what extent Dividend Equivalents will be credited to a Participant’s RSU Account in accordance with PART 8; and

(d)	such other terms and conditions, not inconsistent with the Plan, as the Board shall determine, including customary representations, warranties and covenants with respect to matters relating to Securities Laws.

For greater certainty, each RSU Award Agreement may contain terms and conditions in addition to those set forth in the Plan and, if applicable. No Shares will be issued on the Grant Date and the Company shall not be required to set aside a fund for the payment of any such Awards.

7.03         RSU Accounts A separate notional account shall be maintained for each Participant with respect to RSUs granted to such Participant (an “RSU Account”) in accordance with Section 14.03. RSUs awarded to the Participant from time to time pursuant to Sections 7.01 shall be credited to the Participant’s RSU Account and shall vest in accordance with Section 7.04. On the vesting of the RSUs pursuant to Section 7.04 and the corresponding issuance of cash and/or Shares to the Participant pursuant to Section 7.05, or on the forfeiture or termination of the RSUs pursuant to the terms of the Award, the RSUs credited to the Participant’s RSU Account will be cancelled.

7.04         Vesting Subject to PART 10, unless otherwise determined by the Board in accordance with the provisions hereof, or unless otherwise specified in the Participant’s Service Agreement or RSU Award Agreement, each RSU shall vest when all applicable restrictions shall have lapsed (which shall be the “RSU Vesting Date”) and will be settled in accordance with Section 7.05. Unless otherwise determined by the Board in accordance with the provisions hereof, or unless otherwise specified in the Participant’s Service Agreement or RSU Award Agreement, each RSU shall vest and shall be settled on November 30th following the two year anniversary of the Grant Date.

7.05         Settlement

(a)	The RSUs may be settled by delivery by the Participant to the Company of a notice of settlement, substantially in the form attached as Schedule 1 – Notice of Settlement of RSUs attached to the RSU Award Agreement, acknowledged by the Company. On settlement, the Company shall, for each vested RSU being settled, deliver to the Participant a cash payment equal to the Market Price of one Share as of the RSU Vesting Date, one Share, or any combination of cash and Shares equal to the Market Price of one Share as of the RSU Vesting Date, in the sole discretion of the Board. No certificates for Shares issued in settlement will be issued to the Participant until the Participant and the Company have each completed all steps required by law to be taken in connection with the issuance of the Shares, including receipt from the Participant of payment or provision for all withholding taxes due as a result of the settlement of the RSUs. The delivery of certificates representing the Shares to be issued in settlement of RSUs will be contingent upon the fulfillment of any requirements contained in the RSU Award Agreement or applicable provisions of laws.

(b)	For greater certainty, for Canadian Taxpayers, in no event shall such settlement be later than December 31 of the calendar year which is three years after the calendar year in which the Grant Date occurs.

7.06          Termination of Employment If a Director, Officer, Consultant or Employee ceases to be so engaged by the Company for any reason other than death, all outstanding RSUs that were vested on or before the date of the termination of employment or services of such Director, Officer, Consultant or Employee shall be settled in accordance with Section 7.05 as of the date of termination, after which time the RSUs shall in all respects terminate.

7.07          Death If a Director, Officer, Consultant or Employee dies, all outstanding RSUs that were vested on or before the date of death of such Director, Officer, Consultant or Employee shall be settled in accordance with Section 7.05 as of the date of death. Outstanding RSUs that were not vested on or before the date of death shall vest and be settled in accordance with Section 7.05 as of the date of death, prorated to reflect the actual period between the Grant Date and the date of death. Subject to the foregoing, any remaining RSUs shall in all respects terminate as of the date of death.

7.08          RSU Tax Considerations Any RSUs that are awarded to a Participant who is a resident of Canada or employed in Canada (each for purposes of the Tax Act) shall be structured so as to be considered to be a plan described in section 7 of the Tax Act or in such other manner to ensure that such award is not a “salary deferral arrangement” as defined in the Tax Act (or any successor to such provisions).

PART 8
DIVIDEND EQUIVALENTS

8.01         Credit of Dividend Equivalents The Board may determine whether and to what extent Dividend Equivalents will be credited to a Participant’s PSU Account and RSU Account with respect to Awards of PSUs or RSUs. Dividend Equivalents to be credited to a Participant’s PSU Account or RSU Account shall be credited as follows:

(a)	any cash dividends or distributions credited to the Participant’s PSU Account or RSU Account shall be deemed to have been invested in additional PSUs or RSUs, as applicable, on the payment date established for the related dividend or distribution in an amount equal to the greatest whole number which may be obtained by dividing (i) the value of such dividend or distribution on the payment date by (ii) the Market Price of one Share on such payment date, and such additional PSU or RSU, as applicable, shall be subject to the same terms and conditions as are applicable in respect of the PSU or RSU, as applicable, with respect to which such dividends or distributions were payable; and

(b)	if any such dividends or distributions are paid in Shares or other securities, such Shares and other securities shall be subject to the same vesting, performance and other restrictions as apply to the PSUs or RSUs, as applicable, with respect to which they were paid.

8.02         No Dividend Equivalent No Dividend Equivalent will be credited to or paid on Awards of PSUs or RSUs that have expired or that have been forfeited or terminated.

PART 9
ADJUSTMENTS

9.01         Corporate Reorganizations The number and kind of Shares to which an Award pertains and, with respect to Options, the exercise price of the Options, shall be adjusted in the event of a reorganization, recapitalization, stock split or redivision, reduction, combination or consolidation, stock dividend, combination of shares, merger, consolidation, rights offering or any other change in the corporate structure or shares of the Company, in such manner, if any, and at such time, as the Board, in its sole discretion, may determine to be equitable in the circumstances. Failure of the Board to provide for an adjustment shall be conclusive evidence that the Board has determined that it is equitable to make no adjustment in the circumstances. If an adjustment results in a fractional share, the fraction shall be disregarded.

9.02         No Adjustment for Additional Purchases of Securities If at any time the Company grants to its shareholders the right to subscribe for and purchase pro rata additional securities of any other corporation or entity, there shall be no adjustments made to the Shares or other securities subject to an Award in consequence thereof and the Awards shall remain unaffected.

9.03         Cumulative Effect of Adjustments The adjustments provided for in this PART 9 shall be cumulative.

9.04         Amendments to Effect Adjustments On the happening of each and every of the foregoing events, the applicable provisions of the Plan shall be deemed to be amended accordingly and the Board shall take all necessary action so as to make all necessary adjustments in the number and kind of securities subject to any outstanding Award (and the Plan) and, with respect to Options, the exercise price of such Options.

PART 10
CHANGE OF CONTROL

10.01       Effect of a Change of Control Despite any other provision of the Plan, in the event of a Change of Control, all unvested Awards then outstanding will, as applicable, be substituted by or replaced with awards of the surviving corporation (or any affiliate thereof) or the potential successor (or any affiliate thereto) (the “continuing entity”) on the same terms and conditions as the original Awards, subject to appropriate adjustments that do not diminish the value of the original Awards. If, upon a Change of Control, the continuing entity fails to comply with this Section 10.01, the vesting of all then outstanding Awards (and, if applicable, the time during which such Awards may be exercised) will be accelerated in full, and any performance vesting conditions will be assessed by the board, acting in good faith, on a pro-rata basis.

10.02       Discretion to Accelerate Vesting Despite anything else to the contrary in the Plan, in the event of a potential Change of Control, the Board will have the power, in its sole discretion, to modify the terms of the Plan and/or the Awards to assist the Participants in tendering to a take-over bid or other transaction leading to a Change of Control. For greater certainty, in the event of a take-over bid or other transaction leading to a Change of Control, the Board has the power, in its sole discretion, subject to Exchange acceptance, as applicable, to accelerate the vesting of Awards and to permit Participants to conditionally exercise their Awards, such conditional exercise to be conditional upon the take-up by such offeror of the Shares or other securities tendered to such take-over bid in accordance with the terms of the take-over bid (or the effectiveness of such other transaction leading to a Change of Control). If, however, the potential Change of Control referred to in this Section 10.02 is not completed within the time specified (as the same may be extended), then despite this Section 10.02 or the definition of “Change of Control”, (i) any conditional exercise of vested Awards will be deemed to be null, void and of no effect, and such conditionally exercised Awards will for all purposes be deemed not to have been exercised, and (ii) Awards which vested pursuant to this Section 10.02 will be returned by the Participant to the Company and reinstated as authorized but unissued Shares and the original terms applicable to such Awards will be reinstated.

10.03       Termination of Awards on Change of Control If the Board has, pursuant to the provisions of Section 10.02 permitted the conditional exercise of Awards in connection with a potential Change of Control, then the Board will have the power, in its sole discretion, to terminate, immediately following actual completion of such Change of Control and on such terms as it sees fit, any Awards not exercised (including all vested and unvested Awards).

10.04       Further Assurances on Change in Control The Participant shall execute such documents and instruments and take such other actions, including exercise or settlement of Awards vesting pursuant to Section 10.02 or the Award Agreement, as may be required consistent with the foregoing; provided, however, that the exercise or settlement of Awards vesting pursuant to Section 10.02 or the Award Agreement shall be subject to the completion of the Change of Control.

10.05       Awards Need Not be Treated Identically In taking any of the actions contemplated by this PART 10, the Board shall not be obligated to treat all Awards held by any Participant, or all Awards in general, identically.

10.06       No Fractional Shares No fractional Shares or other security will be issued upon the exercise of any Award and accordingly, if as a result of a Change of Control, a Participant would become entitled to a fractional Share or other security, such participant will have the right to acquire only the next lowest whole number of Shares or other security and no payment or other adjustment will be made with respect to the fractional interest so disregarded.

PART 11
SECURITIES LAWS AND EXCHANGE POLICIES

11.01       Exchange's Rules and Policies Apply This Plan and the granting and exercise of any Awards hereunder are also subject to such other terms and conditions as are set out from time to time in the Securities Laws and Exchange Policies and such rules and policies shall be deemed to be incorporated into and become a part of this Plan. In the event of an inconsistency between the provisions of such rules and policies and of this Plan, the provisions of such rules and policies shall govern. In the event that the Company’s listing changes from one tier to another tier on a stock exchange or the Company’s shares are listed on a new stock exchange, the granting of Awards shall be governed by the rules and policies of such new tier or new stock exchange and unless inconsistent with the terms of this Plan, the Company shall be able to grant Awards pursuant to the rules and policies of such new tier or new stock exchange without requiring shareholder approval.

11.02       Eligibility The Company and the Participant are responsible for ensuring and confirming that such person is a bona fide Director, Officer, Consultant or Employee, as the case may be.

PART 12
AMENDMENT OF PLAN

12.01       Board May Amend Subject to Section 12.03 hereof, the Board may amend the Plan or Awards at any time, provided, however, that no such amendment of the Plan may be made without the consent of such affected Participant if such amendment would adversely affect the rights of such Participant under the Plan. Without limiting the generality of the foregoing, the Board may, without prior notice to the shareholders and without further shareholder approval, at any time and from time to time, amend the Plan or any provisions thereof, or the form of Award Agreement or instrument to be executed pursuant to the Plan, in such manner as the Board, in its sole discretion, determines appropriate:

(a)	for the purposes of making formal minor or technical modifications to any of the provisions of the Plan;

(b)	to correct any ambiguity, defective provisions, error or omission in the provisions of the Plan;

(c)	to change any vesting provisions of Awards;

(d)	to change the termination provisions of the Awards or the Plan;

(e)	to change the persons who qualify as eligible Participants under the Plan; and

(f)	to add or change provisions relating to any form of financial assistance provided by the Company to Participants that would facilitate the purchase of securities under the Plan.

12.02       Termination The Board may terminate this Plan at any time provided that such termination shall not alter the terms or conditions of any Award or materially impair any right of any Participant pursuant to any Award granted prior to the date of such termination except with the consent of such Participant and notwithstanding such termination the Company, such Awards and such Participants shall continue to be governed by the provisions of this Plan.

12.03       Amendments Requiring Shareholder Approval. Shareholder approval shall be obtained in accordance with the requirements of the Exchange for any amendment that results in:

(a)	an increase in the number of Shares issuable under Awards granted pursuant to the Plan;

(b)	a reduction in the exercise price of an Option, or a cancellation and reissuance of an Option;

(c)	an extension of (i) the term of an Option beyond its original expiry date, or (ii) the date on which a PSU or RSU will be forfeited or terminated in accordance with its terms, other than in accordance with Section 14.05;

(d)	a revision to Section 14.08 to permit Awards granted under the Plan to be transferable or assignable other than for estate settlement purposes;

(e)	a revision to the insider participation limits or the non-executive director limits set out in Section 4.03;

(f)	a revision to the amending provisions set forth in this PART 12; or

(g)	any amendment required to be approved by shareholders under applicable law (including without limitation, pursuant to the Exchange Policies).

PART 13
EFFECT OF PLAN ON OTHER COMPENSATION OPTIONS

13.01       Other Options Not Affected This Plan amends and restates the existing stock option plan of the Company which was approved by shareholders of the Company on December 10, 2018.

PART 14
MISCELLANEOUS

14.01       No Rights as Shareholder Nothing contained in the Plan nor in any Award granted hereunder shall be deemed to give any person any interest or title in or to any Shares or any rights as a shareholder of the Company or any other legal or equitable right against the Company whatsoever with respect to Shares issuable pursuant to an Award until such person becomes the holder of record of Shares.

14.02       Employment Nothing contained in the Plan shall confer upon any Participant any right with respect to employment or continued employment or the right to continue to serve as a director or interfere in any way with the right of the Company to terminate such employment or directorship at any time. Participation in the Plan by an Eligible Person is voluntary. For greater certainty, the granting of Awards to a Participant shall not impose any obligation on the Company to grant any Awards in the future nor shall it entitle the Participant to receive future grants.

14.03       Record Keeping The Company shall maintain appropriate registers in which shall be recorded all pertinent information with respect to the granting, amendment, exercise, vesting, expiry, forfeiture and termination of Awards. Such registers shall include, as appropriate:

(a)	the name and address of each Participant;

(b)	the number of Awards credited to each Participant’s account;

(c)	any and all adjustments made to Awards recorded in each Participant’s account; and

(d)	such other information which the Company considers appropriate to record in such registers.

14.04       No Representation or Warranty The Company makes no representation or warranty as to the future market value of any Shares issued pursuant to the Plan.

14.05       Black Out Periods Notwithstanding any other provision of the Plan, if the expiry date or vesting date of an Award, other than a PSU or RSU awarded to a Canadian Taxpayer, as applicable, is during a self-imposed “black out” or similar period imposed under any insider trading policy or similar policy of the Company (a “Blackout Period”), the expiry date or vesting date, as applicable, will be automatically extended for a period of ten business days after the earlier of the end of such Blackout Period, or, provided the Blackout period has ended, the expiry date or vesting date of such Award. In the case of a PSU or RSU awarded to a Canadian Taxpayer, any settlement that is effected during a Blackout Period in order to comply with Sections 6.08 or 7.08, as applicable, in the case of a Canadian Taxpayer shall (subject to the requirements of applicable law) be settled in cash, notwithstanding any other provision hereof.

14.06       Unfunded Plan Unless otherwise determined by the Board, the Plan shall be unfunded. To the extent any Participant or his or her estate holds any rights by virtue of a grant of Awards under the Plan, such rights (unless otherwise determined by the Board) shall be no greater than the rights of an unsecured creditor of the Company.

14.07       Conformity to Plan In the event that an Award is granted or an Award Agreement is executed which does not conform in all particulars with the provisions of the Plan, or purports to grant Awards on terms different from those set out in the Plan, the Award or the grant of such Award shall not be in any way void or invalidated, but the Award so granted will be adjusted to become, in all respects, in conformity with the Plan.

14.08       Non-Transferability Except as may otherwise be specifically determined by the Board with respect to a particular Award and provided there is no change in beneficial ownership of such Award, Awards granted to a Participant pursuant to this Plan are personal to the Participant and may not be sold, pledged, assigned, hypothecated, gifted, transferred or disposed of in any manner, either voluntarily or involuntarily by operation of law, other than by will or by the laws of descent and distribution.

14.09       Term of Award Subject to Section 14.05, in no circumstances shall the term of an Award exceed ten years from the Grant Date.

14.10       Expiry, Forfeiture and Termination of Awards If for any reason an Award expires without having been exercised or is forfeited or terminated, and subject to any extension thereof in accordance with the Plan, such Award shall forthwith expire and be forfeited and shall terminate and be of no further force or effect.

14.11       Tax Withholding

(a)	Notwithstanding any other provision of the Plan, all distributions, delivery of Shares or payments to a Participant (or to the liquidator, executor or administrator, as the case may be, of the estate of the Participant) under the Plan shall be made net of applicable source deductions. If the event giving rise to the withholding obligation involves an issuance or delivery of Shares, then, the withholding obligation may be satisfied by (i) having the Participant elect to have the appropriate number of such Shares sold by the Company, the Company’s transfer agent and registrar or any trustee appointed by the Company, on behalf of and as agent for the Participant as soon as permissible and practicable, with the proceeds of such sale being delivered to the Company, which will in turn remit such amounts to the appropriate governmental authorities, or (ii) any other mechanism as may be required or appropriate to conform with local tax and other rules. The Company may also, in its sole discretion, agree to allow a Participant to satisfy its withholding obligation by surrendering the right to receive a portion of the Shares that would otherwise be issued to the Participant, such that the number of Shares received by the Participant shall be reduced by such number of Shares as are equal in value to the withholding obligation (as determined by the Company).

(b)	Notwithstanding any other provision of the Plan, the Company shall not be required to issue any Shares or make payments under this Plan until arrangements satisfactory to the Company have been made for payment of all applicable withholdings obligations.

(c)	The sale of Shares by the Company, or by a broker on behalf of the Company, under Section 14.11(a) or under any other provision of the Plan will be made on the Exchange or any other alternative trading system. The Participant consents to such sale and grants to the Company an irrevocable power of attorney to effect the sale of such Shares on his behalf and acknowledges and agrees that (i) the number of Shares sold will be, at a minimum, sufficient to fund the withholding obligations net of all selling costs, which costs are the responsibility of the Participant and which the Participant hereby authorizes to be deducted from the proceeds of such sale; (ii) in effecting the sale of any such Shares, the Company or the broker will exercise its sole judgment as to the timing and the manner of sale and will not be obligated to seek or obtain a minimum price; and (iii) neither the Company nor the broker will be liable for any loss arising out of such sale of the Shares including any loss relating to the pricing, manner or timing of the sales or any delay in transferring any Shares to a Participant or otherwise.

(d)	The Participant further acknowledges that the sale price of the Shares will fluctuate with the market price of the Shares and no assurance can be given that any particular price will be received upon any sale. The Company makes no representation or warranty as to the future market value of the Shares or with respect to any income tax matters affecting the Participant resulting from the grant or exercise of an Award and/or transactions in the Shares. Neither the Company, nor any of its directors, officers, Employees, shareholders or agents will be liable for anything done or omitted to be done by such person or any other person with respect to the price, time, quantity or other conditions and circumstances of the issuance of Shares under the Plan, with respect to any fluctuations in the market price of Shares or in any other manner related to the Plan.

PART 15
EFFECTIVE DATE OF PLAN

15.01       Effective Date This Plan shall become effective upon the later of the date of acceptance for filing of this Plan by the Exchange or the approval of this Plan by the shareholders of the Company, however, Awards may be granted under this Plan prior to the receipt of approval by shareholders and acceptance from the Exchange. Any Awards granted prior to such approval and acceptance will be conditional upon such approval and acceptance being given and no such Awards may be exercised or will vest unless such approval and acceptance is given.